4/12

05007169

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acclaim Energy Trust

*CURRENT ADDRESS

PROCESSED
APR 12 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34789 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/12/05

filed April 5, 2005

File No. 82-34789

RECEIVED

2005 APR 12

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Units**") of Acclaim Energy Trust (the "**Trust**") will be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 12th day of May, 2005, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

AR/S
12-31-04

3. to elect the directors of Acclaim Energy Inc.;

4. to appoint auditors of the Trust;

5. to consider and, if thought fit, pass an ordinary resolution approving certain amendments to the Trust's employee unit ownership plan and unit award incentive plan;

6. to consider and, if thought fit, pass a special resolution approving certain amendments to the trust indenture of the Trust; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 23, 2005 (the "**Record Date**"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 23rd day of March, 2005.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer

ACCLAIM ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 12, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Acclaim Energy Trust (the "**Trust**"), for use at the Annual and Special Meeting of the holders (the "**Unitholders**") of trust units ("**Units**") of the Trust (the "**Meeting**") to be held on May 12, 2005, at 2:30 p.m. (Calgary time) in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Units and special voting units ("**Special Voting Units**"). A single Special Voting Unit is held by Computershare Trust Company of Canada (the "**Voting Trustee**") as trustee under a voting trust agreement for the benefit of holders of exchangeable shares, Series 1 ("**Exchangeable Shares**") of the Trust's subsidiary, Acclaim Energy Inc. ("**Acclaim Energy**"), which are exchangeable on a one-for-one basis for Units, subject to adjustment for distributions paid on the Units. The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit is entitled to 645,039 votes based on 645,039 Exchangeable Shares outstanding on the Record Date. See also "Voting by Holders of Exchangeable Shares" below.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "**Trustee**"), has fixed the record date for the Meeting at the close of business on March 23, 2005 (the "**Record Date**"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Units. No Unitholder who became a Unitholder after the Record Date is entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name ("**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Units can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of the Trust. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of Acclaim Energy as the registered holders of Exchangeable Shares are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to its exercise. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Acclaim Energy at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction (as defined below) may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Voting Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Acclaim Energy, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special

Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Voting Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to 645,039 votes based on 645,039 Exchangeable Shares outstanding on the Record Date. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, from time to time, based on the number of Exchangeable Shares held by each holder on the Record Date and to abstain from voting in respect of any Exchangeable Shares for which the Voting Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Voting Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares of Acclaim Energy Inc." (the "**Voting Direction**") that has been provided to holders of Exchangeable Shares with this Information Circular - Proxy Statement.

A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. Each holder of Exchangeable Shares is entitled to give the Voting Trustee voting instructions for a number of votes equal to the number of Exchangeable Shares owned of record by such holder on the Record Date. The Voting Trustee will exercise each vote only as directed by the relevant holder in the Voting Direction. In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Voting Trustee to give him or her a proxy entitling the holder or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the amended and restated trust indenture (the "**Trust Indenture**") dated April 20, 2001 between the Trustee and a predecessor of Acclaim Energy.

The Trust is authorized to issue an unlimited number of Units. As at the Record Date, March 23, 2005, 104,423,403 Units were issued and outstanding. The Trust is also entitled to issue an unlimited number of Special Voting Units. As at March 23, 2005, one Special Voting Unit was issued and outstanding. The Special Voting Unit is entitled to 645,039 votes, as there were 645,039 Exchangeable Shares outstanding at the Record Date. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot is necessary.

When any Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of Acclaim Energy, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units of the Trust which may be voted at the Meeting.

The percentage of Units of the Trust that are owned, directly or indirectly, by all directors and executive officers of Acclaim Energy as a group is approximately 1.4% (1,074,388 Units), assuming for these purposes the exercise of the 557,768 outstanding Exchangeable Shares held by two directors, which are exchangeable for an aggregate of 716,728 Units as at March 23, 2005.

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

Except in respect of the proposed amendment to the Trust Indenture, all of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In respect of the amendment to the Trust Indenture, in order to be effective the resolution requires the affirmative votes of Unitholders holding not less than 66 ⅔% of the Units present in person or represented by proxy at the Meeting excluding, in accordance with Section 3.9 of the Trust Indenture, votes cast by holders of Units who are non-residents of Canada (within the meaning of the *Income Tax Act* (Canada)).

MATTERS TO BE ACTED UPON AT THE MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("**Computershare**") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on April 20, 2001.

2. Election of Directors of Acclaim Energy

The articles of Acclaim Energy provide for a minimum of five directors and a maximum of nine directors. There are currently eight (8) directors and the Board of Directors (the "**Board**") of Acclaim Energy has determined to fix the number of directors at eight (8) members. Unitholders are entitled to elect all eight (8) members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eight (8) nominees for election as directors of Acclaim Energy by Unitholders are as follows:

Robert G. Brawn
J. Paul Charron
W. Peter Comber
Murray M. Frame
Daryl Gilbert
Nancy M. Laird
Jack C. Lee
R. Gregory Rich

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Acclaim Energy by Unitholders, the number of Units beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
Robert G. Brawn, BSc., P. Eng (1) (2) Calgary, Alberta	717,515 (6)	Chairman Emeritus of the Board and Director since April 20, 2001	President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy and prior thereto, Chairman of Danoil Energy Ltd., a predecessor of Acclaim Energy. Mr. Brawn has more than 42 years' experience in the oil and gas industry. He is also a Director of ATB Financial, a provincially owned financial institutional; Parkland Industries Ltd., a retail oil marketing company; Forzani Group Ltd., a retail sporting goods company; the Calgary Airport Authority; Zapata Energy Corporation, an oil and gas exploration company and is Chairman and Director of Grande Cache Coal Corporation, a coal mining company, and The Van Horne Institute, a transportation policy study organization.
J. Paul Charron, BCom, C.A. Calgary, Alberta	275,975	President and Chief Executive Officer and Director since October 1, 2002	President and Chief Executive Officer of Acclaim Energy since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000
W. Peter Comber, C.A. (1)(4) Toronto, Ontario	9,000	Director since May 29, 2003	Managing Director of Barrantagh Investment Management Inc. ("Barrantagh") (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh. Mr. Comber has previously served in senior corporate finance positions with two major investment banking firms, and has served as a director of a number of oil and gas companies, including Elk Point Resources Ltd., which was acquired by Acclaim Energy in January 2003.
Murray M. Frame Calgary, Alberta	40,242 (8)	Nominee	Chairman and Chief Executive Officer of Canoil Inc. (private oil and gas company) since 2002. From 1996 to 2001 President and Chief Executive Officer of Canoil Energy Corporation (private oil and gas company) and prior thereto held positions of Vice-President Exploration, Executive Vice-President and Chief Operating Officer and President and Chief Operating Officer of Inverness Petroleum Ltd. (public oil and gas company) from 1981 to 1996. Mr. Frame has 32 years of experience in the oil and gas industry.
Daryl Gilbert Calgary, Alberta	nil	Nominee	Businessman from January 2005 and prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm). Mr. Gilbert has been active in the western Canadian oil and gas sector for over 30 years. Mr. Gilbert is also a Director of AltaGas Income Trust (public energy facilities and services trust) and Kereco Energy Ltd. (public oil and gas company).

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
Nancy M. Laird, MBA(3) (4) Calgary, Alberta	3,000	Director since July 22, 2004	Corporate director since July 2002. Former Senior Vice President, Marketing and Midstream of EnCana Corporation and of PanCanadian Energy Corporation, a predecessor company to EnCana Corporation, from 1997 to July 2002. Ms. Laird has over 20 years of experience in the Canadian oil and gas and technology sectors. She currently serves as a Director of the Keyera Facilities Income Fund, Enerflex Systems Ltd. and the Alberta Electric System Operator. She was formerly President of NrG Information Services Inc. and held various positions of increasing responsibility with Norcen Energy Inc., North Canadian Marketing Inc., Canpet Marketing Limited and Shell Canada Limited.
Jack C. Lee, B.A., BComm (1)(2)(3)(4) Calgary, Alberta	634,846 (7)	Chairman of the Board and Director since April 20, 2001	Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy. Mr. Lee has been involved in the start-up of a number of successful oil and gas companies. He began his career in the oil and gas industry as a Landman with Amoco Canada in 1973. He was Vice President of Land at Sceptre Resources from 1976 to 1979. In 1979 he participated in the start up of Gane Energy Ltd. (predecessor to Northstar Energy Ltd.) and was President and CEO until 1986. In 1994 he co-founded Independent Energy Inc. which was sold in 1996. He was one of the founding shareholders and executive officers of Cabos Resources Inc., which was acquired by Danoil Energy Ltd. He is currently Chairman and CEO of Independent Energy Ltd., a private oil and gas company.
R. Gregory Rich, BSc, P.Eng, MBA (2) (3) Houston, Texas	2,975	Director since January 27, 2004	Consulting advisor to Ziff Energy Group (an energy consulting firm) since May 2003 and a Principal of Blackrock Energy Associates (an energy consulting firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd. Mr. Rich has over 30 years of experience in the international oil and gas industry, most of it with Amoco Corporation. Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S.A. and Trinidad & Tobago and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.

Notes:

(1) Member of Audit Committee. Mr. R. Carl Smith, who is currently a director and will retire at the Meeting, is the other member of the Audit Committee.

(2) Member of Reserves Committee.

(3) Member of Human Resources and Compensation Committee. Mr. Frank W. King, who is currently a director and will retire at the Meeting, is the other member of the Human Resources and Compensation Committee.

(4) Member of Governance Committee. Messrs. King and Smith, who are retiring as directors at the Meeting, are the other members of the Governance Committee.

(5) The information as to Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Acclaim Energy by the nominees as at March 11, 2005 (except for Ms. Laird whose information is as at March 23, 2005).

(6) Assumes the exercise of 293,884 Exchangeable Shares beneficially owned or controlled by Mr. Brawn, which Exchangeable Shares are exchangeable into 374,520 Units as at March 23, 2005. In addition, Mr. Brawn controls $765,000 principal amount of 11% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into Units at a conversion price of $9.75 per Unit, and $1,000,000 principal amount of 8% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into units at a conversion price of $13.50 per Unit.

(7) Assumes the exercise of 263,884 Exchangeable Shares beneficially owned or controlled by Mr. Lee, which Exchangeable Shares are currently exchangeable into 336,367 Units as at March 23, 2005.

(8) In addition, Mr. Frame owns or controls $85,000 principal amount of 8% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into units at a conversion price of $13.50 per Unit

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. Deloitte & Touche LLP have been the auditors of the Trust since April 20, 2001.

4. Amendments to Employee Unit Ownership Plan and Unit Award Incentive Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve certain amendments to the employee unit ownership plan (the "**Employee Unit Ownership Plan**") of the Trust to provide that Units issued from treasury in respect of reinvested cash distributions on Units held under the Employee Unit Ownership Plan shall be issued at an issue price (the "**Issue Price**") equal to 95% of the Treasury Purchase Price (as defined in the Employee Unit Ownership Plan), which is defined to mean the weighted average trading price of the Units on the TSX for the ten trading days immediately preceding the date of calculation. Unitholders will also be asked to consider, and if thought fit, ratify and approve certain similar amendments to the unit award incentive plan ("**Unit Award Plan**") of the Trust to provide that the cumulative adjustments to the number of Units to be issued pursuant to Unit Awards will be made on the basis that the notional distributions on the Units underlying the Unit Awards are reinvested at 95% of the Treasury Purchase Price. In each case these amendments will provide that the board of directors of Acclaim Energy may determine that such issuances may be effected at a higher price, it being the intention that such issuances occur at substantially the same discount to market price as is provided for under the Trust's distribution reinvestment and optional trust unit purchase plan (the "**DRIP Plan**").

The Trust believes it is appropriate to amend the Employee Unit Ownership Plan and the Unit Award Plan in this manner because Units issued under the DRIP Plan available to Unitholders are, since January 2005, issued at 95% of the market price of the Units. The intention of the Trust at the time these plans were adopted was that their reinvestment terms would be similar to those of the DRIP Plan, however, at that time the DRIP Plan did not provide for the issue of Units at a 5% discount to market price. The new DRIP Plan providing for issue at 95% of the Treasury Purchase Price was implemented in January of 2005. Because of administrative constraints, Units held pursuant to the Employee Unit Ownership Plan cannot participate in the DRIP Plan. Amending the Employee Unit Ownership Plan in this manner will provide parity between employee Unitholders who reinvest their cash distributions on Units held under the Employee Unit Ownership Plan and Unitholders participating in the DRIP Plan. Similarly, amending the Unit Award plan in this manner will provide parity between participants in the Unit Award Plan, participants in the Employee Unit Ownership Plan and Unitholders participating in the DRIP Plan.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to ratify and approve the following resolution to approve the amendments of the Employee Unit Ownership Plan:

"BE IT RESOLVED THAT:

1. the Trust be and is hereby authorized to amend the Employee Unit Ownership Plan (the "Employee Unit Ownership Plan") of the Trust to permit the issuance of trust units of the Trust from treasury pursuant to the Employee Unit Ownership Plan in respect of re-invested cash distributions at an issue price (the "Issue Price") of 95% of the Treasury Purchase Price (as defined in the Employee Unit Ownership Plan) (or such higher price as the board of directors of Acclaim Energy Inc. may determine) as described in the accompanying Information Circular, and the amended Employee Unit Ownership Plan is hereby authorized and approved, subject to receipt and approval of the Toronto Stock Exchange;

2. the Trust be and is hereby authorized to amend the Unit Award Incentive Plan (the "Unit Award Plan") of the Trust to provide that the cumulative adjustments to the number of Units to be issued pursuant to the Unit Awards shall be based on 95% of the Treasury Purchase Price (or such higher price as the board of directors of Acclaim Energy Inc. may determine) as described in the accompanying Information Circular, and the amended Unit Award Plan is hereby authorized and approved, subject to receipt and approval of the Toronto Stock Exchange; and

3. any one director or officer of Acclaim Energy be and is hereby authorized and directed for an on behalf of the Trust to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions."

The Board believes that the above resolution is in the best interests of the Trust and recommends that Unitholders vote in favor of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the amendments to the Employee Unit Ownership Plan and the Unit Award Plan.

5. Amendments to Trust Indenture

a. *Background to the Proposal – Mutual Fund Trusts*

The Trust was designed to qualify as a "mutual fund trust" under the *Income Tax Act* (Canada) (the "**Tax Act**"). Briefly, it is important for the Trust to qualify as a mutual fund trust because:

(a) the trust units of a publicly traded mutual fund trust will generally be qualified investments for trusts governed by registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**") and deferred profit sharing plans (collectively, "**Exempt Plans**") and registered education savings plans ("**RESPs**");

(b) if the Trust ceased to qualify as a mutual fund trust:

(i) the Units would no longer be qualified investments for Exempt Plans and RESPs;

(ii) an Exempt Plan or RESP would be required, in respect of any month at the end of which that Exempt Plan or RESP continued to hold Units, to pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of those Units at the time the Exempt Plan or RESP acquired those Units;

(iii) an RRSP or RRIF that holds Units would become taxable on income attributable to those Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of those Units);

(iv) an RESP that holds Units may have its registration revoked by the Canada Revenue Agency;

(v) the Units would become foreign property for Exempt Plans and registered pension plans;

(vi) the Trust would be liable for payment of a tax under Part XII.2 of the Tax Act in respect of certain designated income, which payment by the Trust could have adverse consequences to Unitholders that are not residents of Canada and to certain Unitholders that are tax-exempt entities, since the amount of cash available for cash distributions would be reduced by the amount of that tax;

(vii) the Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act; and

(viii) Units held by Unitholders that are not residents of Canada would become taxable Canadian property, and such Unitholders would become subject to Canadian income tax on any gains realized on a disposition of those Units.

Subsection 132(7) of the Tax Act provides that a trust which was established or maintained primarily for the benefit of non-residents will not qualify as a mutual fund trust unless the conditions in paragraph 132(7)(a) or (b) are met. In particular, paragraph 132(7)(a) provides that subsection 132(7) will not apply at any time if throughout the period starting with the date of the creation of the trust and ending at that time all or substantially all of the property of the trust consisted of property other than "taxable Canadian property", as defined in the Tax Act for this purpose.

b. ***How the Trust Ensures it Qualifies as a Mutual Fund Trust***

Section 3.9 of the Trust Indenture currently contains a provision that restricts non-residents of Canada from owning more than one half of the outstanding Units. That restriction was one measure for ensuring that the Trust qualifies as a mutual fund trust under subsection 132(7) of the Tax Act.

Section 3.9 of the Trust Indenture also provides that if at any time the Trustee becomes aware that the beneficial holders of 49% of the Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement of that situation and shall not accept a subscription for Units from, or issue or register a transfer of Units to any person unless that person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by non-residents, the Trustee may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not within such period sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-residents, the Trustee may on behalf of those Unitholders sell those Units and, in the interim, shall suspend the voting and distribution rights attached to those Units.

The Trust need not rely on section 3.9 of the Trust Indenture to continue to qualify as a mutual fund trust in circumstances where the Trust is able to rely on the provisions of paragraph 132(7)(a) of the Tax Act. The Trust has reviewed its present and historic asset composition with its counsel and believes that the Trust would be able to qualify as a mutual fund trust by virtue of paragraph 132(7)(a) even if the percentage of the outstanding Units that are owned by non-residents was such that the Trust could be said to be established or maintained primarily for the benefit of non-residents. However, counsel has advised the Trust that the Canadian Federal budget introduced on March 23, 2004 (the "**2004 Budget**") contains measures that, if enacted into law, would effectively prevent the Trust from relying on the provisions of paragraph 132 (7)(a) of the Tax Act.

As a result of the foregoing, the Trust believes that it may not always be necessary to enforce section 3.9 of the Trust Indenture to continue to qualify as a mutual fund trust. However, if the Trust were to find itself in a position where it needed to, and was able to, rely on paragraph 132(7)(a) of the Tax Act to continue to qualify as a mutual fund trust, the Trust would be limited with respect to the percentage of its assets that may constitute "taxable Canadian property" under the Tax Act. The Trust does not believe that such a restriction, as presently drafted, would negatively impact the business and affairs of the Trust.

c. ***Proposed Amendment to Trust Indenture***

The Trust proposes to amend section 3.9 of the Trust Indenture to provide that the residency restriction provisions of that section need not be enforced while the Trust is entitled to rely on the provisions of paragraph 132(7)(a) of the Tax Act to maintain its status as a mutual fund trust or the Trust is otherwise able to continue to qualify as a mutual fund trust. The proposed amendment would give the Board of Directors of Acclaim Energy a measure of flexibility to both execute its business plan and maintain the Trust as a mutual fund trust. That flexibility would be provided by giving the Board of Directors the discretion to enforce residency restrictions in the ownership of Units and take such other actions as are deemed appropriate in the circumstances that will reduce or limit the number of Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada. As noted above, it is not clear how long the Trust would anticipate being able to rely on the provisions of paragraph 132(7)(a) of the Tax Act in light of the measures contained in the 2004 Budget.

d. ***Approval of the Proposed Amendment***

The Board of Directors has unanimously determined that the proposed amendments to section 3.9 of the Trust Indenture are in the best interests of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the special resolution to effect those amendments. The form of the special resolution is attached to this Proxy Statement and Information Circular as **Schedule A**.

To be approved, the special resolution must be passed by the affirmative votes of Unitholders holding not less than 66% of the Units represented at the meeting, whether in person or by proxy, excluding, in accordance with Section 3.9 of the Trust Indenture, votes cast by holders of Units who are non-residents of Canada (within the meaning of the Tax Act).

REPORT ON EXECUTIVE COMPENSATION

The Board has appointed a Human Resources and Compensation Committee (the "**Compensation Committee**") composed of four non-management directors, Ms. Laird (Chair), Mr. King, Mr. Lee and Mr. Rich.

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, Unit award incentive plan ("**Unit Award Plan**") allocations and directors' compensation. The Compensation Committee determines the compensation of the President and Chief Executive Officer, utilizing benchmark data from peer income trusts and companies in the Canadian oil and gas sector, as well as internally developed criteria for determining performance on a relative basis. Compensation for other senior executive officers is established in the same manner. The Compensation Committee in making its recommendations to the Board considers both quantitative and qualitative criteria. The Board reviews the recommendations of the Compensation Committee before final approval.

Acclaim Energy's compensation philosophy is directed at attracting and retaining quality and experienced people, which is critical to the success of the Trust. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being the Unit Award Plan and Units acquired pursuant to the Employee Unit Ownership Plan).

In 2003, the Compensation Committee undertook a detailed review of Acclaim Energy's compensation practices with the assistance of an external advisor. Among other things, the process included a review of position responsibilities and industry wide compensation practices. As a result of the review, the Compensation Committee determined that Acclaim Energy's practices with respect to base salary, bonuses and the Employee Unit Ownership Plan were broadly in line with industry practices, but that the long-term incentive plans then in place may not have been achieving their goals of assisting in the recruiting and retention of key employees. Specifically, the Compensation Committee concluded that a focus on Unit price appreciation in the form of Unit options may not have offered sufficient retention value to key employees when competing for quality personnel with junior oil and gas companies, other energy trusts and major exploration and production companies. As a result, the Compensation Committee recommended and the Board and Unitholders approved the Unit Award Plan described in more detail below under the heading "Unit Award Plan Grants" to replace the former Unit option and Unit distribution incentive plans (the "**Option and Bonus Plans**") effective January 5, 2004.

Base Salaries

Base salary ranges are determined following a review of comparative data for other mid-sized Canadian conventional oil and gas trusts and companies. Such information is obtained from a number of sources including independent consultants retained by the Compensation Committee who regularly review and prepare reports on compensation practices in Canada.

Bonuses

In addition to base salaries, Acclaim Energy may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Acclaim Energy.

Unit Award Plan Grants

The Unit Award Plan authorizes the Trust to grant awards ("**Unit Awards**") of restricted Units ("**Restricted Awards**") and performance Units ("**Performance Awards**") to directors, officers, employees and consultants ("**Service Providers**") of the Trust and its affiliates. Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Units designated in the Restricted Award. Performance Units vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive the number of Units designated in the Performance Award, which number is dependent on the Total Unitholder Return (as defined in the Unit Award Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies. The Unit Award Plan was adopted as an alternative to the Trust's previous Option and Bonus Plans.

The principal purposes of the Unit Award Plan are: to retain and attract qualified Service Providers; to promote a proprietary interest in the Trust by such individuals and to encourage such individuals to remain in the employ of the Trust and put forth maximum efforts for the success of the business of the Trust; and to focus management of the Trust on operating and financial performance and long-term Unitholder returns.

Under the terms of the Unit Award Plan, any Service Provider may be granted Restricted Awards or Performance Awards. Each Restricted Award will entitle the holder to be issued the number of Units designated in the Restricted Award and such Units will vest and be issued as to one third on each of the first, second and third anniversary dates of the date of grant. Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant the number of Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Unit Award Plan), which is based on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or other securities of members of the peer comparison group over the term of the Performance Award. If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two.

A holder of a Unit Award may elect, subject to the consent of the Trust, to receive an amount in cash equal to the aggregate current market value of the Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Units under such Unit Award. The amount payable to the holder is based on the closing price of the Units on the TSX on the trading day immediately preceding the issue date of the Units. If the Trust and the holder so agree, this amount may be satisfied in whole or in part by Units acquired by the Trust on the TSX provided that the total number of Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Units at the beginning of the period.

The Unit Award Plan provides for cumulative adjustments to the number of Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Units on the TSX for the twenty (20) trading days on which the Units traded immediately preceding such date.

In the event of a change in control of the Trust, as defined in the Unit Award Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. The Unit Award Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

As discussed above, the Unit Award Plan was intended to replace the Option and Bonus Plans, which were terminated in connection with the implementation of the Unit Award Plan. Accordingly, in connection with the grant of Unit Awards pursuant to the Unit Plan, the Trust entered into termination agreements ("**Termination Agreements**") effective January 5, 2004, with all former holders of Options and Bonus Rights under the Option and Bonus Plans. Pursuant to the Termination Agreements, holders received a cash payment in exchange for the termination of their vested Options and Bonus Rights and received Restricted Awards under the Unit Award Plan in exchange for their unvested Options and Bonus Rights. Specifically, holders received: for their vested Options and Bonus Rights, a cash payment equal to the difference between $12.15, the market price of the Units on January 4, 2004, the date preceding the effective date of the Termination Agreements, and the exercise price for each vested Option, and a cash payment equal to the amount of their vested Bonus Rights; and in respect of their unvested Options and Bonus Rights, a Restricted Award in respect of their unvested Options based on the difference between $12.15 and the exercise price for each unvested Option divided by $12.15 and a Restricted Award in respect of their unvested Bonus Rights based on the dollar value of their unvested Bonus Rights divided by $12.15. In accordance with the Termination Agreements, the holders of all Options and Bonus Rights have agreed to terminate their Options and Bonus Rights.

The Unit Award Plan provides that the maximum number of Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed 2,500,000 and not more than 100,000 of such Units may be issued to non-management directors, subject in each case to adjustment in accordance with the Unit Award Plan including adjustments for monthly distributions paid on the Units. As at February 28, 2005, a total of 831,667 Restricted Awards and 331,500 Performance Awards were outstanding pursuant to the Unit Award Plan.

Individual Unit Awards are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Unit Awards are intended to align executive and Unitholder interests by creating a direct link between compensation and Unitholder return. Participation in the Unit Award Plan rewards overall Trust performance, as measured through the price of and distributions on the Units. In addition, the Unit Award Plan enables executives to develop and maintain a significant ownership position in the Trust.

Unit Awards are normally awarded by the Board upon the commencement of employment with Acclaim Energy based on the level of responsibility within Acclaim Energy. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual award may be made to eligible individuals based on individual performance and the performance of the Trust during the most recently completed financial year in relation to performance achieved by industry peer trusts during the comparable period.

Employee Unit Ownership Plan

All full-time employees of Acclaim Energy and its affiliates and subsidiaries may elect to contribute up to 5% of their regular salary to the Employee Unit Ownership Plan. For each $1.00 contributed by an employee to the Employee Unit Ownership Plan, Acclaim Energy contributes $2.00. The funds are then used to purchase Units from treasury or on the open market during each calendar month.

The purpose of the Employee Unit Ownership Plan is to encourage employee savings through investment in Units and to allow Acclaim Energy to provide Units as an incentive to employees through its contributions. The Employee Unit Ownership Plan provides a direct personal incentive to each employee by aligning a portion of each employee's investment portfolio with the performance of the Trust.

Summary

The Compensation Committee believes that Acclaim Energy's compensation policies have allowed Acclaim Energy to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing unitholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Trust.

The Compensation Committee respectfully submits the foregoing report to Unitholders:

Nancy M. Laird (Chair)
Frank W. King
Jack C. Lee
R. Gregory Rich

PERFORMANCE CHART

The following graph illustrates changes from April 26, 2001, the date the Units commenced trading on the TSX following the establishment of the Trust pursuant to the Trust Indenture, to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Trust Index and the S&P/TSX Income Trust Total Index, with all dividends and distributions reinvested.

Acclaim Energy Trust Total Return Since Inception


$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Acclaim Energy Trust Units
S&P TSX Capped Energy Trust Index
S&P TSX Composite Index
S&P TSX Capped Income Trust Index

	April 26, 2001	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
Acclaim Energy Trust Unitholder Total Return	$100	$80.83	$111.34	$149.03	$189.12
S&P/TSX Composite Index	$100	$96.58	$ 83.09	$103.27	$116.16
S&P/TSX Energy Trust Index	$100	$80.66	$84.74	$107.94	$126.52
S&P/TSX Income Trust Index	$100	$98.14	$100.04	$123.74	$142.81

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officer and Chief Financial Officer of Acclaim Energy and the three most highly compensated executive officers of Acclaim Energy whose salary and bonus exceeded, in the aggregate, $150,000 during 2004 (collectively, the "**Named Executive Officers**") for the three years ended December 31, 2004.

		Annual Compensation			Long-Term Compensation			
					Awards		Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Units under Options Granted (#)	Restricted Awards(8) ($)	LTIP Payouts (5) ($)	All Other Compensation (6) ($)
J. Paul Charron (1) President and Chief Executive Officer	2004	275,000	(9)	(4)	nil	1,035,720	50,458	27,500
	2003	197,500	300,000 (2)	(4)	nil	nil	89,000	19,750
	2002	47,500	175,000 (3)	(4)	320,000 (7)	nil	nil	3,292
David J. Broshko(1) Vice President, Finance and Chief Financial Officer	2004	200,000	(9)	(4)	nil	757,048	29,875	20,000
	2003	116,667	202,500 (2)	(4)	200,000 (7)	nil	nil	11,667
Brent D. DeFosse (1) Former Vice President, Production and Chief Operating Officer	2004	200,000	(9)	(4)	nil	774,641	72,000	20,000
	2003	160,008	200,000 (2)	(4)	nil	nil	nil	16,000
	2002	40,000	125,000 (3)	(4)	200,000 (7)	nil	nil	2,667
Richard J. Tiede (1) Vice President, Business Development	2004	200,000	(9)	(4)	nil	774,629	31,362	20,000
	2003	160,008	225,000 (2)	(4)	nil	nil	56,000	16,000
	2002	40,000	175,000 (3)	(4)	200,000 (7)	nil	nil	4,000

Notes:

(1) Messrs. Charron, DeFosse and Tiede were appointed to their respective positions with Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement. Mr. Broshko was appointed Vice-President Finance and Chief Financial Officer of Acclaim Energy on May 1, 2003. Mr. DeFosse ceased to be an employee of Acclaim Energy in February 2005.

(2) Each of the Named Executive Officers was awarded an additional bonus in respect of 2003 in an equivalent amount, which bonus is payable as to 80% in April 2005 and 20% in April 2006 provided that the Named Executive Officer remains in the employment of Acclaim Energy until such payment dates.

(3) Bonus granted subsequent to 2002 fiscal year end.

(4) The value of prerequisites and other personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(5) Represents amounts paid on exercise of bonus rights under Acclaim Energy's previous Unit Distribution Incentive Bonus Plan.

(6) Represents amounts contributed by Acclaim Energy on behalf of the executive officer pursuant to the Employee Unit Ownership Plan.

(7) These options were terminated pursuant to the terms of Termination Agreements entered into by the Named Executive Officers on the basis described under the heading "Report on Executive Compensation - Unit Award Plan Grants" above.

(8) Represents the value of Restricted Awards made pursuant to the Unit Award Plan calculated by multiplying the number of Units underlying the Restricted Award by the closing market price of the Units on the date immediately preceding the date of the award. The Units designated in the Restricted Awards vest and will be issued as to 1/3 on each of the first, second and third anniversaries of the date of grant. Cumulative adjustments to the number of Units to be issued pursuant to the Restricted Awards are made to reflect the distributions paid on the Units. The aggregate holdings and value of Restricted Units at December 31, 2004, before giving effect to adjustments for distributions, were: Mr. Charron, 84,586 Restricted Awards with a value of $1,218,038; Mr. Broshko, 61,650 Restricted Awards with a value of $887,760; Mr. DeFosse, 63,098 Restricted Awards with a value of $908,611; Mr. Tiede, 63,097 Restricted Awards with a value of $908,597. See "Report on Executive Compensation – Unit Award Plan Grants" for a description of the Unit Award Incentive Plan. Of the 294,855 Restricted Awards issued to the Named Executive Officers in 2004, an aggregate of 119,197 (40%) were issued as consideration for the agreement of the Named Executive Officers to terminate Options in connection with the termination of the previous Option Plan.

(9) Bonus amounts payable in respect of 2004 have not yet been determined.

Unit Options Granted to the Named Executive Officers

No options were granted to the Named Executive Officers during the year ended December 31, 2004. As described under the heading "Report on Executive Compensation – Unit Award Plan Grants", the previous Option and Bonus Plans were terminated effective January 5, 2004 in connection with the adoption of the Unit Award Plan.

Unit Option Exercises and Financial Year End Values

As described under the heading "Report on Executive Compensation – Unit Award Plan Grants", the previous Option and Bonus Plans were terminated effective January 5, 2004 in connection with the adoption of the Unit Award Plan. The following table sets forth, with respect to the Named Executive Officers, the cash amounts paid in connection with the termination of Unit options or the Unit options as well as the number of Units acquired pursuant to the exercise of Unit Options during the fiscal year ended December 31, 2004 and the aggregate value realized upon any such exercise.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)	
			Vested	Not Vested	Vested	Not Vested
J. Paul Charron[(1)]	nil	nil	nil	nil	nil	nil
David J. Broshko[(1)]	47,305	96,029	nil	nil	nil	nil
Brent DeFosse[(1)]	66,666	153,332	nil	nil	nil	nil
Richard J. Tiede[(1)]	nil	nil	nil	nil	nil	nil

Performance Awards

The following table sets forth, with respect to the Named Executive Officers, the Performance Awards made pursuant to the Unit Award Incentive Plan during the year ended December 31, 2004.

Name	Performance Awards[(1)] (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts [(2)] Threshold (#)	Target (#)	Maximum[(3)] (#)
J. Paul Charron	56,250	January 5, 2007	nil	N/A	112,500
	10,000	July 1, 2007	nil	N/A	20,000
David J. Broshko	33,800	January 5, 2007	nil	N/A	67,600
	10,000	July 1, 2007	nil	N/A	20,000
Brent D. DeFosse	33,800	January 5, 2007	nil	N/A	67,600
	10,000	July 1, 2007	nil	N/A	20,000
Richard J. Tiede	33,800	January 5, 2007	nil	N/A	67,600
	10,000	July 1, 2007	nil	N/A	20,000

Notes:

(1) Represents the number of Units underlying Performance Awards made pursuant to the Unit Award Plan.

(2) The number of Units to be issued on the applicable issue date will be adjusted by multiplying the number of Units underlying the Performance Award by the Payout Multiplier (as defined in the Unit Award Plan) which is based on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or other securities of members of a peer comparison group over the term of the Performance Award. If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the payout multiplier is two. Cumulative adjustments to the number of Units to be issued pursuant to the Performance Awards are also made for distributions paid on the Units.

(3) Before taking into account adjustments for distributions.

REMUNERATION OF DIRECTORS

Each of the non-management directors of Acclaim Energy, other than the Chairman, receives an annual retainer of $24,000. Non-management directors are also reimbursed for expenses of attending meetings and paid a meeting fee of $1,000 per meeting ($1,500 for a Chair of a committee). The Chairman receives an annual retainer of $75,000 and is reimbursed for expenses but does not receive meeting fees. Each of the non-management directors of Acclaim Energy was granted 4,500 Restricted Awards and 1,000 Performance Awards pursuant to the Unit Award Plan.

In the fiscal year of the Trust ended December 31, 2004, a total of $307,000 in fees was paid to the directors of Acclaim Energy.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Acclaim Energy maintains directors' and officers' liability insurance coverage for losses to Acclaim Energy if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects Acclaim Energy against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Acclaim Energy. All directors and officers of Acclaim Energy are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance is U.S.$264,500 per annum.

EMPLOYMENT CONTRACTS

The Chief Executive Officer and the other Named Executive Officers who are currently executive officers are each party to an employment agreement with Acclaim Energy and the Trust, which continues indefinitely until terminated in accordance with its terms. Each agreement provides, among other things, for payment of the executive's salary and bonus and participation in benefits and plans as provided and defined in the agreement. The agreements may be terminated by Acclaim Energy without cause upon payment of a retiring allowance equal to 1.5 times the executive's annual salary and bonus (collectively, "annual compensation"), plus an amount between 15% and 25% of annual compensation lieu of benefits and acceleration of certain plan entitlements, all as determined in accordance with the agreement (two times annual compensation in the case of the Chief Executive Officer and one time annual compensation in the case of the Vice-President, Operations) The executive may terminate the employment agreement by providing 30 days written notice. The executive (other than the Vice-President, Operations) may terminate the employment agreement and receive the payments set forth above in the event of a change of control (as defined in the agreement).

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines that were revised in 1999 (the "**Guidelines**") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's governance practices, some of which are mandated by the terms of the Trust Indenture and others of which are established by the Board.

Corporate Governance Guideline		Trust's Alignment	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Trust, including the following matters:	Yes	The mandate of the Board expressly accepts responsibility for the stewardship of Acclaim Energy, the other subsidiaries of the Trust and the Trust to the extent delegated to Acclaim Energy under the Trust Indenture. In general terms, the Board, in consultation with the Chief Executive Officer of Acclaim Energy (the "**CEO**"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.

Corporate Governance Guideline		Trust's Alignment	Commentary
(a)	adoption of a strategic planning process	Yes	The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans, which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Board and the Audit Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.
(c)	succession planning and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the CEO and senior management and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the CEO. The CEO undertakes senior management performance evaluations annually. The succession plan encompasses the identification of key roles and responsibilities and the planned development of certain individuals to fulfill those roles in the future.
(d)	communications policy	Yes	The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit Committee, approves major compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.
(e)	integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust's financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the Audit Committee.

Corporate Governance Guideline		Trust's Alignment	Commentary
2.	Majority of directors should be "unrelated", and how these conclusions were reached	Yes	The Board is presently comprised of eight (8) members. The Board has determined that seven (7) of its directors are "unrelated directors" within the meaning of the Guidelines. Mr. Charron is the President and CEO of Acclaim Energy and is therefore not unrelated. The remaining directors comply with the definition in the Guidelines which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the Board is an unrelated director.
3.	Appoint a Committee responsible for the nomination procedures and orientation for new directors composed exclusively of outside (i.e., non-management) directors, the majority of whom are unrelated	Yes	The Governance Committee's mandate includes nomination procedures and orientation of new members. The Governance Committee is comprised solely of unrelated directors. Pursuant to the mandate, the Committee is responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.
4.	Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors	Yes	The Governance Committee maintains a process for the assessment and evaluation of the performance and contribution of individual members of the Board and the evaluation on an ongoing basis of the effectiveness of the Board and its committees.
5.	Provide orientation and education programs for new directors	Yes	The mandate of the Governance Committee includes the development and periodic review of orientation and education programs for new directors.
6.	Consider size of board of directors, and impact of the number on board effectiveness	Yes	The Governance Committee has determined that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board's efficiency and effectiveness.
7.	Review compensation of directors	Yes	The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director. The Compensation Committee benchmarks directors compensation against compensation received by directors in similar positions. The Board has set director compensation based upon recommendations from this committee.
8.	Committees should generally be composed of outside directors	Yes	All of the members of all Board Committees are unrelated directors.

Corporate Governance Guideline		Trust's Alignment	Commentary
9.	Appoint a committee responsible for the Trust's approach to corporate governance issues	Yes	The Governance Committee assists the Board in matters pertaining to the Trust's approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.
10(a)	Define limits to management's responsibilities by developing mandates for:		
(i)	the board of directors	Yes	The Board's mandate includes a description of its major goals and duties.
(ii)	the Chief Executive Officer	Yes	Annually the Compensation Committee and the CEO define the main role of the position and identify the key functions for the CEO to fulfill in the next year.
(b)	board of directors should approve the Chief Executive Officer's corporate objectives	Yes	The Board on an annual basis reviews the corporate objectives for which the CEO is responsible.
11.	Establish structures and procedures to enable the board of directors to function independently of management	Yes	The Board meets quarterly without management present in order to ensure the functioning of the Board is independent of management. The Chairman of the Board is independent of the Trust's management. The committees of the Board meet independently of management when warranted.
12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes	The Board has established an Audit Committee comprised of three unrelated directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit Committee includes the following objectives: • to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters; • to provide effective communication between directors and external parties; • to ensure the external auditor's independence; • to increase the credibility and objectivity of financial reports; and • to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Corporate Governance Guideline		Trust's Alignment	Commentary
			The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has regular access to the internal accounting group of management and meets with the external auditors four times a year. The mandate of the Audit Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.
13.	Implement a system to enable individual directors to engage outside advisors at the Trust's expense	Yes	The Board has determined that any director, with the concurrence of the Governance Committee, can retain an outside advisor at the expense of Acclaim Energy.

Other Activities of the Board of Directors of Acclaim Energy

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board. In addition, the Trustee has delegated certain matters to the Board including all decisions relating to: (i) matters relating to any offers for Units; (ii) issuances of additional Units; (iii) the determination of the amount of distributable income; and (iv) substantially all management matters related to the Trust.

The Board and its committees have access to senior management on a regular basis as Mr. Charron is a director and attends all meetings of the Board along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee, all of which are comprised entirely of unrelated directors. The Reserves Committee's responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to compensation plans of the Trust under which Units are authorized for issuance as at February 28, 2005.

Plan Category	Number of Units to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Units remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Unitholders	1,163,167 [(1)]	n/a	2,026,021 [(1)]
Equity compensation plans not approved by Unitholders	nil	n/a	nil
Total	1,163,167 [(1)]		2,026,021 [(1)]

Note:

(1) A portion subject to increase in accordance with the adjustment provisions of the Unit Award Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS

The table below sets forth the aggregate indebtedness to the Trust and its subsidiaries or any other entity (if the indebtedness to the other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries) of all executive officers, directors, employees and former executive officers, directors and employees of the Trust and its subsidiaries as at March 23, 2005.

Purpose	To the Trust or its Subsidiaries	To Another Entity
Share purchases	$1.0 million	$nil
Other	$nil	$nil

Except as set forth in the table below, neither the Trustee, nor any director or executive officer any subsidiary of the Trust, is, or has at any time since the beginning of the Trust's last completed financial year, been indebted to the Trust or any of its subsidiaries, nor is or has the indebtedness of any such persons to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

Name and Principal Position	Involvement of Acclaim Energy	Largest Amount of Indebtedness Outstanding During the Year Ended December 31, 2004	Amount Outstanding as at March 23, 2005	Security for Indebtedness	Amount Forgiven During the Year Ended December 31, 2004
Securities Purchase Programs					
David J. Broshko Vice President, Finance and Chief Financial Officer	Lender [(1)]	$354,500	$263,500	Pledge of 40,000 Units	nil
Brent DeFosse Former Vice President, Production and Chief Operating Officer	Lender [(1)]	$335,000	$244,000	Pledge of 40,000 Units	nil
Richard J. Tiede Vice President, Business Development	Lender [(1)]	$335,000	$244,000	Pledge of 40,000 Units	nil

Notes:

(1) In February 2003 Acclaim Energy loaned funds to certain senior officers of Acclaim Energy to enable them to purchase an aggregate of Units from treasury at a price $10.00 per Unit. In May 2003 Acclaim Energy loaned $400,000 to Mr. Broshko to enable him to purchase 40,000 Units from Treasury at a price of $10.00 per Unit. Each of the loans is evidenced by a promissory note, does not bear interest and is due on the earlier of February 24, 2008 (May 6, 2008 in the case of Mr. Broshko's note) and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and is secured by a pledge in favour of Acclaim Energy of 40,000 Units (DeFosse), 40,000 Units (Tiede) and 40,000 (Broshko). Distributions on an after-tax basis on the Units are applied in repayment of principal.

(2) Excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Acclaim Energy is not aware of any material interest of any director, senior officer or nominee for director of Acclaim Energy, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information of the Trust is provided in the Trust's comparative financial statements and management's discussion and analysis for its most recently completed financial year. A copy of these documents may be obtained by contacting Acclaim Energy Trust at 1900, 255 – 5th Avenue S.W., Calgary, Alberta T2P 3G6, Attention: Kerk Hilton, Director, Investor Relations, Acclaim Energy Inc. (phone: (403) 539-6300, telecopy (403) 539-6499 or email: info@acclaimtrust.com).

Copies of these documents as well as additional information relating to the Trust contained in documents filed by the Trust with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com or through the Trust's website at www.acclaimtrust.com.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 23, 2005

ACCLAIM ENERGY TRUST
By: Acclaim Energy Inc.

(Signed) J. Paul Charron
President and Chief Executive Officer

(Signed) David J. Broshko
Vice-President Finance and Chief Financial Officer

SCHEDULE "A"

FORM OF TRUST INDENTURE AMENDMENT RESOLUTION

Be it Resolved as a Special Resolution that:

1. Section 3.9 of the Trust Indenture shall be deleted and replaced in its entirety with the following:

3.9 Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the Tax Act. Accordingly, in order to ensure the maintenance of such status:

(a) The Administrator shall:

(i) prior to the completion of any transaction involving the acquisition by the Trust of any Subsequent Investment;

(ii) prior to any material modification to the Trust Fund other than as contemplated by paragraph (i);

(iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or

(iv) otherwise at any time when requested by the Trustee,

obtain an opinion of Counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of paragraph (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act.

(b) If at any time the board of directors of the Administrator determines, in its sole discretion, or becomes aware, pursuant to Section 3.9(a) or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

(i) it shall be the sole responsibility of the Administrator to monitor the holdings by Non-Residents; and

(ii) the Administrator shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents or that the Trust is otherwise able to continue to qualify as a mutual fund trust.

(c) The Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 8.11, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best as possible the residence of the beneficial owners of Trust Units.

(d) If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may:

(i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator pursuant to

Section 8.11 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Certificates representing such Trust Units;

(iii) de-list the Trust Units from any non-Canadian stock exchange; and

(iv) take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(e) None of the Trust, the Trustee, the Administrator or the Corporation shall have any liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.9(d)(ii). Except as specifically set out herein, none of the Trust, the Trustee, the Administrator or the Corporation shall be bound to do or take any proceeding or action with respect to this Section 3.9 by virtue of the powers conferred on it under this Trust Indenture. None of the Trust, the Trustee, the Administrator or the Corporation shall be deemed to have notice of any violation of this Section 3.9 unless and until it has been given written notice of such violation and shall be required to act only as required by this Trust Indenture and upon an indemnity satisfactory to such party being provided by the Trust. None of the Trust, the Trustee, the Administrator or the Corporation shall be required to actively monitor the Non-Resident holdings of the Trust. It is acknowledged that none of the Trust, the Trustee, the Administrator or the Corporation can monitor the Non-Resident holders of the Trust Units given that many of the Trust Units are registered in the name of depositories and other non-beneficial holders. Each of the Trustee, the Administrator and the Corporation are entitled to rely on CDS Participant lists, ADP geographic breakdowns and other information received by them from the Transfer Agent in assessing the Non-Resident ownership of the Trust notwithstanding that such information may be incomplete or out-of-date.

None of the Trust, the Trustee, the Administrator or the Corporation shall be liable for any violation of the Non-Resident ownership restriction in this Section 3.9 that may occur during the term of the Trust.

(f) Notwithstanding any other provision of this Trust Indenture, Non-Resident Unitholders, whether registered holders or beneficial holders of Trust Units, shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.9.

2. Any director or officer of the Administrator be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

3. All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Management Proxy Circular of the Trust dated March 23, 2005.

filed april 5, 2005

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Units**") of Acclaim Energy Trust (the "**Trust**") will be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 12th day of May, 2005, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

3. to elect the directors of Acclaim Energy Inc.;

4. to appoint auditors of the Trust;

5. to consider and, if thought fit, pass an ordinary resolution approving certain amendments to the Trust's employee unit ownership plan and unit award incentive plan;

6. to consider and, if thought fit, pass a special resolution approving certain amendments to the trust indenture of the Trust; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 23, 2005 (the "**Record Date**"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 23rd day of March, 2005.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer

filed April 5, 2005

File No. 82-34789

ACCLAIM
Energy Trust

RECEIVED

2005 APR 12 A 9:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Fold

Proxies submitted must be received by 2:30 pm, Mountain Time, on May 11, 2005

Appointment of Proxyholder

The undersigned being holder(s) of Acclaim Energy Trust hereby appoints: Jack C. Lee, Chairman or failing this person, J. Paul Charron, President and Chief Executive Officer, each of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

As proxyholder, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the (the "Meeting"), to be held on Thursday May 12, 2005 at 2:30 p.m. (Calgary Time) at The Metropolitan Centre, 333 4 Ave S.W., Calgary, Alberta and at any adjournments thereof, and on every ballot that may take place in consequence thereof, with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

1. Election of Directors

The nominees proposed by Management are:

Election of eight (8) Directors;

FOR all nominees: ▷ ☐

WITHHOLD vote for all nominees: ▷ ☐

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2. Appointment of Auditors

The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

For ▷ ☐ **Withhold** ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against	Withhold
3	The appointment of Computershare Trust Company of Canada, as Trustee of the Trust for the ensuing year;	☐		☐
4	The ordinary resolution approving certain amendments to the employee unit ownership plan and unit award incentive plan of the Trust as specified in the Information Circular-Proxy Statement;	☐	☐	
5	The special resolution approving certain amendments to the trust indenture of the Trust as specified in the Information Circular-Proxy Statement;	☐	☐	

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

0 0 3 2 3 6

A E U Q

filed April 5, 2005

File No. 82-34789

ACCLAIM

Energy Trust

ACCLAIM ENERGY TRUST
TO: UNITHOLDERS

In accordance with securities regulations, registered and beneficial unitholders may elect annually to receive interim financial statements and related managements' discussion and analysis ("MD&A") by mail, if they so request. Please note that copies of these documents may also be accessed through the SEDAR website at www.sedar.com or through Acclaim Energy Trust's website at www.acclaimtrust.com.

If you are interested in receiving such mailings, please complete and return this card.

☐ Mark this box if you wish to receive interim financial statements and related MD&A by mail.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: ______________

Signature: ______________________ Date: ______________________

CUSIP: 00433B201 Trust Units

PLEASE RETURN THIS FORM TO THE ADDRESS BELOW:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Attention Business/Financial Editors:

File No. 82-34789

Acclaim Announces Record Year-End Financial Results and Reserves for 2004

CALGARY, March 10 /CNW/ - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN - TSX) is pleased to announce its results for the fourth quarter and full year 2004. The year was highlighted by the acquisition of assets from ChevronTexaco in western Canada which substantially improved the quality of Acclaim's asset base and moved the Trust to a new level of production, reserves and cash flow.

Acclaim's year featured numerous highlights:

- On June 30, 2004, the ChevronTexaco transaction was completed adding 17,000 boe/d production. The transaction was accretive on all measures and established Acclaim as a top quartile producer in the Canadian oil and gas trust sector.

- Increased exit rate production 57 percent to exit 2004 at 41,500 boe/d compared to 26,500 boe/d at the end of 2003. Acclaim also increased production per unit 14 percent on a debt adjusted basis.

- Average production increased 54 percent in 2004 to 33,421 boe/d compared to 21,738 boe/d in 2003. Fourth quarter 2004 production totaled 42,780 boe/d, a 71 percent increase compared to 2003 and 1,831 boe/d higher than the third quarter of 2004.

- Increased annual cash flow 63 percent to $238.1 million and fourth quarter cash flow to $75.6 million, a 99 percent improvement over last year.

- Provided consistent monthly distributions of $0.1625 per unit totaling $1.95 per unit for 2004 compared to cash flow of $2.66 per basic unit, representing a payout ratio of 73 percent. Acclaim's payout ratio was one of the lowest in industry at 63 percent in the second half of 2004 which reflects the significant accretion provided by the ChevronTexaco transaction.

- Delivered a total return to unitholders of 37 percent and increased enterprise value to more than $1.8 billion from $1.1 billion at the end of 2003.

- Exceeded 100 mmboe of reserves by the end of 2004, reporting 112.6 mmboe of proved plus probable reserves, an increase of 31 percent for the year.

- Replaced production through reserve additions 3.3 times on a proved plus probable basis at finding, development and acquisition costs of $12.91 per boe.

- Increased exploitation program significantly in 2004, drilling 79 (74.4 net) operated wells resulting in 70 (67.0 net) oil wells, 5 (4.6 net) gas wells, one (0.6 net) injector well, and 3 (2.2 net) unsuccessful wells for a total success ratio of 95 percent.

A conference call to discuss these results will be hosted at 9 a.m. MST (11 a.m. EST) on Friday, March 11, 2005. The call will also be available via audio webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com). To participate Toll-Free across North America call: 1-877-461-2814 or within Toronto and area call: 416-695-5261. A recorded playback of the call will also be made available until March 29, by calling toll-free across North America: 1-888-509-0081 or within Toronto and area call: 416-695-5275.

<<

2004 HIGHLIGHTS

Financial

($millions except per share amounts)	Three months ended December 31 2004	2003	% Change	Year ended December 31 2004	2003	% Change
Gross Revenue	170.5	76.6	123%	521.5	289.0	80%
Cash flow from operations	75.6	38.0	99%	238.1	146.1	63%
Per unit - basic	0.73	0.52	40%	2.66	2.41	10%
Per unit - diluted	0.72	0.52	38%	2.64	2.40	10%
Net earnings	25.7	1.8	-	36.7	47.6	-23%
Per unit - basic	0.25	0.02	-	0.41	0.71	-42%
Per unit - diluted	0.24	0.02	-	0.41	0.70	-41%
Distributions	50.4	35.9	40%	176.7	121.3	46%
Per unit	0.4875	0.4875	0%	1.95	1.95	0%
Capital expenditures						
Development expenditures	38.9	13.3	192%	91.8	40.3	128%
Net acquisition expenditures	10.1	38.1	-	434.3	378.8	15%
Total assets	1,555.9	1,089.7	43%	1,555.9	1,089.7	43%
Working capital (deficiency)	(27.6)	(5.0)	-	(27.6)	(5.0)	-
Long-term debt	283.8	209.0	36%	283.8	209.0	36%
Unitholders' equity	865.0	608.4	42%	865.0	610.9	42%
Weighted average trust units (000s)	103,180	72,833	42%	88,877	60,696	46%
Trust units outstanding at year end (000s)	103,580	74,601	39%	103,580	74,601	39%

Operating

	2004	2003	% Change	2004	2003	% Change
Production						
Natural gas (mmcf/d)	108.2	80.1	35%	94.2	67.9	39%
Crude oil (bbl/d)	18,739	9,486	98%	13,731	8,427	63%
Natural gas liquids (bbl/d)	6,005	2,179	176%	3,988	1,997	100%
Barrel of oil equivalent (boe/d) at 6:1	42,780	25,009	71%	33,421	21,738	54%
Average prices						
Natural gas ($/mcf)	6.91	5.28	31%	6.91	6.09	13%
Natural gas ($/mcf) (net of hedging)	6.82	5.29	29%	6.76	5.88	15%
Crude oil ($/bbl)	48.18	34.04	42%	46.44	35.51	31%
Crude oil ($/bbl) (net of hedging)	40.66	33.25	22%	39.62	34.00	17%
Natural gas liquids ($/bbl)	33.81	29.98	13%	34.18	29.40	16%
Reserves (proved and probable)						
Natural gas (bcf)	255.5	223.6	14%	255.5	223.6	14%
Crude oil and liquids (mbbl)	70,014	48,611	44%	70,014	48,611	44%
Total reserves (mboe)	112,601	85,884	31%	112,601	85,884	31%
Drilling activity (gross)						
Gas wells	18	4	-	55	18	-
Oil wells	51	6	-	89	28	-
Standing/service	3	-	-	4	-	-
Dry and abandoned	6	1	-	8	4	-
Total gross wells	78	11	-	156	50	-

Total net wells	51.4	6.1		84.6	31.3	-
Success rate (%)	93%	91%	-	95%	92%	-

MESSAGE TO UNITHOLDERS

Acclaim made another significant leap forward in 2004 by pursuing its strategy of growing the company and improving its asset base, becoming more focused on the exploitation of its asset base and maintaining consistent distributions to unitholders.

Over the past two years Acclaim has completed five transactions totaling approximately $850 million including the most recent, a $434 million acquisition of properties from ChevronTexaco. During that time, we have increased production 184 percent from 15,089 boe/d in the fourth quarter of 2002 to over 42,000 boe/d in the fourth quarter of 2004. We have also increased total proved plus probable reserves 127 percent to over 112 mmboe at the end of 2004.

Through that period, Acclaim has maintained monthly cash distributions of $0.1625 per unit, paid total distributions of $4.06 per unit, and provided unitholders with a total return of 87.4 percent.

It has been a very busy and successful two years for Acclaim. During that period we have built a solid base of assets, people and opportunities.

CHEVRONTEXACO ACQUISITION

The defining event for Acclaim in 2004 was the $434 million acquisition of ChevronTexaco properties in western Canada. In this transaction, Acclaim acquired a package of high quality reserves of light crude oil and natural gas with significant future development potential. The impact on Acclaim was significant, both from an operational and financial basis:

- The acquisition included the purchase of world class reservoirs and large pools characterized by a significant resource of oil and natural gas in place.

- Increased production 68 percent to 41,865 boe/d in the second half of the year compared to 24,885 boe/d for the first half.

- The transaction was very accretive to cash flow, production, reserves and net asset value per unit.

- The acquisition enhances Acclaim's ability to maintain distributions for a significant period while also reducing Acclaim's payout ratio to 63 percent in the second half of 2004.

- Capital allocated to these properties was limited for several years and we believe that there are significant production optimization and development opportunities on key properties acquired.

This acquisition elevated Acclaim into the top quartile of oil and gas royalty trusts in terms of production and reserves.

OPERATING RESULTS

Acclaim's fourth quarter represented a milestone for the company, as characterized by the high level of exploitation activity and the corresponding success achieved by the Trust. We were more active in this quarter than ever before, drilling 49 gross operated wells and continuing to optimize our producing properties. The fourth quarter drilling program resulted in approximately 1,400 boe/d of additional production, 900 boe/d of which came on production during the quarter. The remaining 500 boe/d of additions are expected to come onstream in the first quarter of 2005. Additionally, there are another 400 boe/d primarily from our Pouce Coupe drilling program that are also being tied in during the first quarter. Operationally, we made significant strides towards improving the reliability and performance of our portfolio of assets and continued to create value for our unitholders by generating low cost production and reserves. We successfully executed large programs in the Willesden Green, Dodsland, Greater Furness and Pouce Coupe regions, setting the foundation for follow-up programs throughout 2005. Acclaim also made the decision early in the fourth quarter to accelerate 19 wells that we had planned in the first quarter of 2005 into the fourth quarter of 2004. This decision was made to take advantage of increasing commodity prices, as well as mitigate potential risks associated with weather and access to services. Acclaim drilled 16 of these wells, 14 of which are or will be producing by the end of the first quarter, and two that are standing.

In the fourth quarter of 2004, the Trust invested $38.9 million in enhancing the value of our assets, as compared to $13.3 million in the fourth quarter of 2003, reflecting the significant suite of opportunities we have and continue to develop. This year over year increase reflects the Trust's increased focus on exploitation and value enhancement within our existing assets, and the emergence of this as a core component of our business. Production averaged 42,780 boe/d in the fourth quarter of 2004 compared to 25,009 boe/d in the same period last year, an increase of 71 percent. This increase reflects the impact of the ChevronTexaco acquisition supported by the addition of production from the exploitation program which includes both optimization and drilling.

Acclaim is seeking to enhance the value of our core assets by ensuring the continuity of our production, the preservation of our reserves and hence the long term sustainability of our cash flow and distributions. Proactive facility work was completed to ensure regulatory compliance and efficient operations. Operational enhancements to pipeline and plant operations helped us position ourselves for long term operating stability and to target cost reduction opportunities. In accordance with our commitment to sound business conduct, we maintained our focus on regulatory compliance, safety and environmental stewardship.

In December, Acclaim responded to a gas release at one of the wells on our Acheson property west of Edmonton. Acclaim's Emergency Response Plan was engaged and the resulting fire was extinguished on January 10, 2005. In managing this incident, Acclaim worked hard to ensure the safety of our staff, contractors and the public, and to mitigate adverse impacts to the environment wherever possible. Remediation of the wellsite and surrounding area is ongoing. Throughout the incident, Acclaim worked closely with the Alberta Energy and Utilities Board and other affected stakeholders to ensure the expeditious, safe and satisfactory resolution to the incident. There was no production loss associated with the incident as the well was not producing.

Acclaim continued to be active in the fourth quarter in the development of exploitation and reservoir management programs, and operational enhancements on the assets acquired mid-year from ChevronTexaco. These large pools are beneficial to Acclaim for numerous reasons; Multi-zone opportunities are often present above or below the proven pools and Acclaim continues to develop these prospects; The opportunity to improve recovery factors through sound reservoir engineering practices provides an opportunity for future reserve growth at very low cost and exploitation opportunities not fully realized or acted on by the previous owners has provided a long inventory of opportunities for Acclaim. As a result of the engineering and geotechnical work completed on these assets in the fourth quarter, Acclaim expects to execute on significant exploitation programs throughout 2005.

In 2005, Acclaim will continue to focus on major programs in our key assets. We plan to continue our light oil development in the Willesden Green area, specifically targeting the SW extension area drilled in the fourth quarter 2004. A large drilling, re-entry and optimization program is also being prepared for execution at Mitsue, and Acclaim will follow up on our recent success in the Pouce Coupe area with a drilling program in the second quarter.

Reflecting our effort to develop a broader gas portfolio, Acclaim will be proceeding with a shallow gas program in the second and third quarter in our Southern and Western districts. In addition, the Trust plans an aggressive focus in 2005 on cost management, further strengthening the efficiency of our operations.

FINANCIAL RESULTS

For the year ended December 31, 2004 Acclaim achieved record financial results from its operations. The increase in production volumes associated with the ChevronTexaco acquisition combined with increased crude oil and natural gas prices contributed to the significant gains.

Gross revenue totaled $521.5 million in 2004, up 80 percent from $289.0 million in 2003. Revenue in the fourth quarter increased to $170.5 million, up 123 percent from $76.6 million in the fourth quarter 2003.

Cash flow from operations increased to $238.1 million or $2.66 per basic unit, up 63 percent from $146.1 million or $2.41 per basic unit in 2003. Cash flow during the fourth quarter amounted to $75.6 million or $0.73 per basic unit, 99 percent higher than the $38.0 million or $0.52 per basic unit reported for the corresponding period in 2003.

Net income totaled $36.7 million or $0.41 per basic unit as compared to $47.6 million or $0.71 per basic unit in 2003. Net income includes fourth quarter earnings of $25.7 million as compared to $1.8 million in 2003.

The price of West Texas Intermediate ("WTI") crude averaged U.S.$41.40/bbl in 2004 including a fourth quarter price of U.S.$48.28/bbl. For the year ended December 31, 2004 Acclaim received an average oil price of $46.44/bbl compared to $35.51/bbl in 2003. Our average oil price was $48.18/bbl in the fourth quarter, up 42 percent from $34.04 during the fourth quarter a year earlier.

Factors influencing our price and resulting netbacks include the exchange rate between the Canadian and U.S. dollar as well as increased differentials for heavy oil. The exchange rate averaged $0.7683 over 2004, appreciating 8 percent from $0.7135 a year earlier. This has resulted in reduced Canadian wellhead prices. Heavy oil prices were squeezed in the fourth quarter by the widening of the differential between light and heavy crudes and higher diluent costs for blending. As a result, our corporate differential for oil as compared to Edmonton Light Sweet increased to $9.31/boe in the fourth quarter of 2004 from $4.70/boe in the third quarter.

The Trust's average natural gas price was $6.91/mcf for 2004, up 13 percent from $6.09/mcf for the same period a year earlier. Our natural gas price in the fourth quarter also averaged $6.91/mcf, up significantly from $5.28/mcf during the fourth quarter 2003.

CASH DISTRIBUTIONS

During 2004, Acclaim paid total cash distributions of $176.7 million or $1.95 per Trust unit, resulting in a 2004 payout ratio of 73 percent. In the second half of 2004, Acclaim's payout ratio was reduced to 63 percent which reflected the significant level of financial accretion resulting from the ChevronTexaco acquisition. As at year end, Acclaim has provided unitholders with 26 consecutive months of consistent distributions. Acclaim expects that it will maintain this level of distributions through 2005.

TAXABILITY OF UNITHOLDER DISTRIBUTIONS

On January 28, 2005, Acclaim Energy Trust issued its 2004 tax information for Canadian and US unitholders. Based on its current business and financial model, Acclaim estimates that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors. For US investors, Acclaim estimates that its distributions for 2005 will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income as computed under US income tax law. This tax guidance is based on information available to Acclaim's management as of March 10, 2005, and is subject to change based on a variety of circumstances including, but not limited to commodity prices, acquisitions, tax and royalty rates. Actual taxable amounts will be provided in early 2006.

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Unitholders will be held at Thursday, May 12, 2005 at 2:30 p.m. in the Main Lecture Theatre of the Metropolitan Conference Centre, 333 - 4th Avenue SW, Calgary, Alberta. All unitholders are welcome to attend.

RESERVES

Highlights

- Replaced 333 percent of annual production at a finding, development and acquisition ("FD&A") cost of $12.91 per boe before consideration of future development capital ("FDC") and revisions for the proved plus probable reserves category. The majority of reserves replaced were through acquisition, and consist of reserves of light crude oil and natural gas.

- 2004 was dominated by the Chevron acquisition, providing unitholders with exposure to some of the largest accumulations of light oil and natural gas reserves in the western Canadian sedimentary basin. Primarily as a result of the acquisition, proved producing reserves increased 33 percent to 75.9 mmboe from 57.0 mmboe at December 31, 2003; proved reserves increased 27 percent from 68.9 mmboe at December 31, 2003 to 87.7 mmboe at December 31, 2004; and proved plus probable reserves increased 31 percent to 112.6 mmboe at December 31, 2004.

- Acclaim continued to provide unitholders with consistent, accurate and predictable reserve growth and stability. Since January 1, 2003, Acclaim's base of proved producing reserves has increased by more than 300 percent. All acquisitions have met or exceeded the initial production and reserves estimates assumed at the time of the acquisition.

- Increased the ratio of proved producing to total proved reserves to 87 percent as at December 31, 2004 compared to 83 percent at the end 2003 and 73 percent at year end 2002. Acclaim has substantially increased the portion of reserves that provide cash flow and support distributions to unitholders.

- Acclaim's reserve profile changed in 2004 as a result of the ChevronTexaco transaction. Light oil increased 7 percent and natural gas decreased 7 percent to 52 and 38 percent respectively of total reserves. Heavy oil remained consistent at 10 percent of total reserves.

- Acclaim achieved an increase of 14.7 percent in net asset value per unit from the previous year.

Acclaim's oil and gas reserves as at January 1, 2005 were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ"). This report is in compliance with the regulatory compliance initiatives National Instrument 51-10. Under NI 51-101 guidelines, proved reserves are qualified as those reserves that have a 90 percent chance of being exceed at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50 percent probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

Summary of Oil and Gas Reserves Company Interest

Forecasted Prices and Costs

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved					
Developed producing	32,242	7,199	7,407	174,198	75,881
Developed non-producing	1,274	801	241	14,056	4,658
Undeveloped	4,214	1,150	297	8,755	7,120
Total proved	37,730	9,150	7,945	197,008	87,660
Probable	10,027	2,703	2,459	58,509	24,940
Total proved plus probable	47,757	11,853	10,404	255,518	112,601

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves.

Net Present Value of Reserves - Forecasted Prices and Costs

	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
	($M)	($M)	($M)	($M)	($M)
Proved					
Developed producing	1,396,622	1,131,813	967,553	853,813	769,368
Developed non-producing	82,987	60,775	48,170	39,941	34,104
Undeveloped	94,566	64,901	45,945	32,950	23,601
Total proved	1,574,175	1,257,489	1,061,669	926,703	827,073
Probable	433,369	273,506	195,330	149,539	119,578
Total proved plus probable	2,007,544	1,530,996	1,256,998	1,076,242	946,651

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions - Forecasted Prices and Costs

The first six years of the GLJ January 1, 2005 price forecast are presented below. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI	Crude Oil Edmonton Light	Natural Gas AECO	Bank of Canada Average Noon Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/ MMBtu)	($US/$CDN)
2005	42.00	50.25	6.60	0.820
2006	40.00	47.75	6.35	0.820
2007	38.00	45.50	6.15	0.820
2008	36.00	43.25	6.00	0.820
2009	34.00	40.75	6.00	0.820
2010	33.00	39.50	6.00	0.820

Summary of Oil and Gas Reserves Company Interest (1)

Constant Prices and Costs

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved					
Developed producing	33,472	6,438	7,529	176,877	76,918
Developed non-producing	1,341	747	246	14,173	4,697
Undeveloped	4,262	1,094	302	8,813	7,127
Total proved	39,075	8,279	8,078	199,864	88,742
Probable	10,349	2,558	2,483	59,689	25,339
Total proved plus probable	49,424	10,837	10,561	259,552	114,081

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves.

Net Present Value of Reserves - Constant Prices and Costs

	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
	($M)	($M)	($M)	($M)	($M)
Proved					
Developed producing	1,556,734	1,222,252	1,020,916	885,043	786,406
Developed non-producing	92,086	66,846	52,363	42,910	36,249
Undeveloped	107,561	71,720	49,538	34,698	24,232
Total proved	1,756,381	1,360,819	1,122,818	962,652	846,887
Probable	492,054	308,302	218,363	165,659	131,279
Total proved plus probable	2,248,436	1,669,121	1,341,181	1,128,310	978,166

Note: May not add due to rounding

Pricing Assumptions - Constant Prices and Costs

Year	Crude Oil WTI	Edmonton Light	Natural Gas AECO	Exchange Rate
			($CDN/	

	($US/bbl)	($CDN/bbl)	MMBtu)	($US/$CDN)
(Year End)				
2004	43.45	46.54	6.79	0.8308

NET ASSET VALUE

The following net asset value calculation utilizes what is generally referred to as the "produce-out" net present value of Acclaim's oil and gas reserves based on forecast prices as provided by independent evaluators. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2004 year-end report. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

NAV - Discounted at 5 and 10 percent

	Jan 1, 2005 Constant Price Forecast		Jan 1, 2005 GLJ Price Forecast		Jan 1, 2004 GLJ Price Forecast	
	5%	10%	5%	10%	5%	10%
$Millions						
Proved Plus Probable(a)	1,669.1	1,341.2	1,531.0	1,257.0	967.6	782.4
Undeveloped Lands + Seismic(b)	63.1	63.1	63.1	63.1	57.5	57.5
Long-term Debt, net of Working Capital(c)	(297.5)	(297.5)	(297.5)	(297.5)	(214.0)	(214.0)
Net Asset Value	1,434.7	1,106.8	1,296.6	1,022.6	811.0	625.8
Units Outstanding (000's)(d)	110,461	110,461	110,461	110,461	77,572	77,572
NAV/Unit	12.99	10.02	11.74	9.26	10.46	8.07

(a) As evaluated by Gilbert Laustsen Jung Associates Ltd.
(b) Internal Estimate
(c) Working Capital excludes commodity and foreign currency contracts
(d) Represents total trust units outstanding and trust units issuable for exchangeable share and debentures

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. Acclaim works continuously to add value, improve profitability and increase reserves which enhances the Trust's NAV. This is demonstrated with achieving a 14.7 percent increase in year-over-year net asset value per trust unit.

RESERVE RECONCILIATION

Reconciliation of Company Interest(1) Reserves by Principal Product Type

Forecast Prices and Costs

	Light and Medium Crude	Heavy Oil	Natural Gas	Natural Gas Liquids	Total
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing					
Opening Balance	21,009	5,859	154,163	4,474	57,036
Acquisitions	14,623	231	46,953	3,877	26,556
Dispositions	(590)	-	(2,171)	(16)	(968)
Discoveries	14	-	982	18	196
Extensions	459	1,215	2,384	55	2,126
Infill Drilling	754	248	903	20	1,173
Improved Recovery	41	54	140	-	118
Economic Factors	-	-	-	-	-
Technical Revisions	(310)	859	5,326	439	1,875
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	32,242	7,199	174,198	7,407	75,881
Total Proved					
Opening Balance	26,526	7,645	177,212	5,162	68,868

Acquisitions	14,868	231	51,504	4,093	27,776
Dispositions	(613)	-	(3,430)	(16)	(1,201)
Discoveries	14	-	893	19	182
Extensions	882	1,365	7,545	172	3,677
Infill Drilling	173	481	676	13	780
Improved Recovery	122	-	140	-	145
Economic Factors	-	-	-	-	-
Technical Revisions	(483)	695	(3,051)	(38)	(335)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	37,730	9,150	197,008	7,945	87,660
Proved Plus Probable					
Opening Balance	32,388	9,659	223,638	6,564	85,884
Acquisitions	18,775	255	64,406	5,440	35,204
Dispositions	(795)	-	(4,759)	(21)	(1,609)
Discoveries	16	-	1,155	24	233
Extensions	1,511	1,941	11,692	291	5,692
Infill Drilling	202	683	959	19	1,064
Improved Recovery	149	-	160	-	176
Economic Factors	-	-	-	-	-
Technical Revisions	(730)	582	(7,251)	(453)	(1,810)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	47,757	11,853	255,518	10,404	112,601

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves. Acclaim has included royalty interest reserves in this analysis so that a comparison can be made to the previous evaluation. Royalty interest volumes are as follows: PP 499 mboe; TP 534 mboe; and P+P 683 mboe.

2004 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

	Capital Expenditures	Company Interest Reserve Additions	Reserve Costs
	($thousands)	(mboe)	($/boe)
Proved Producing			
Total FD&A(a)	526,097	29,201	18.02
Change in FDC(b)	15,878	n/a	n/a
Total FD&A including change in FDC(a+b)	541,975	29,201	18.56
Total Proved			
Total FD&A(a)	526,097	31,358	16.78
Change in FDC(b)(1)	28,633	n/a	n/a
Total FD&A including change in FDC(a+b)	554,730	31,358	17.69
Proved Plus Probable			
Total FD&A(a)	526,097	40,758	12.91
Change in FDC(b)(1)	52,976	n/a	n/a
Total FD&A including change in FDC(a+b)	579,073	40,758	14.21

CHANGE IN FUTURE DEVELOPMENT CAPITAL (1)

($ thousands)	Proved Producing	Total Proved	Proved Plus Probable
2005	19,878	91,233	143,876
2004	4,000	62,600	90,900

Change	15,878	28,633	52,976

RESERVE LIFE INDEX

The Company's reserve life index has been determined by using GLJ's proved producing average annual production rates. Below is a comparison of the reserve life index from 2003 to 2005.

Reserve Life Index	Proved Producing	Total Proved	Total Proved Plus Probable
2003	5.9	8.1	9.5
2004	6.2	7.5	9.4
2005	5.6	6.5	8.3

OUTLOOK

The acquisition of the ChevronTexaco properties this year elevated Acclaim to a new level. With this and our previous acquisitions, we have built a solid base of quality assets which include world class reservoirs and large pools characterized by a significant resource of oil and natural gas in place. In October 2002, at the time of the Acclaim/Ketch merger, we set out to grow our business and improve our asset base. We have successfully executed that strategy over the past two years. As we look forward, we will continue to pursue strategic acquisitions to grow Acclaim. The second component of our business model was the exploitation of our assets. As we built our business we were relatively inactive in 2003 and the first part of 2004. However, the fourth quarter of 2004 represented a milestone for the company, characterized by a high level of exploitation activity and success for Acclaim. We were more active than ever before drilling 49 operated wells, while continuing to optimize our producing properties.

In 2005, we have currently budgeted $100 million of capital expenditures and will execute on significant exploitation programs throughout the year. In the early part of 2005, our focus will be to tie in production from our successful fourth quarter drilling program while pursuing optimization programs on our producing properties. The majority of the drilling planned for the first quarter of 2005 was in fact accelerated into the fourth quarter of 2004. We expect to drill approximately 80 operated wells, most of which will be drilled in the last three quarters of 2005. This reflects our increased focus on exploitation and value enhancement within our existing assets. This is emerging as a core component of our business in order to provide long term sustainability of our business model. Our ultimate objective is to offset natural declines with our exploitation program while maintaining stable cash distributions all of which would be financed by our cash flow.

The level of accretion provided by the ChevronTexaco acquisition is helping to achieve that objective. In the second half of the year, our cash flow from operations financed consistent distributions at a significantly reduced payout ratio of 63 percent, plus an exploitation program which more than maintained production levels.

In 2005, we expect to produce between 38,500 boe/d and 39,500 boe/d. Given current commodity prices, this should result in a payout ratio of 60 to 70 percent while maintaining current distributions. The balance of cash flow available should be sufficient to finance our capital expenditure program of $100 million which will mitigate approximately 65 to 70 percent of our current decline. Strong commodity prices may allow us to increase our internal program to fully offset our declines while maintaining a conservative payout ratio and stable cash distributions.

Our industry has experienced significant increases in all costs over the past eighteen months including labour, both in the field and head office, all services, power, pipe and drilling. In 2005, we are forecasting operating costs of approximately $8.00 per boe and G&A costs of $1.25 per boe. However, we are pursuing a cost management program in 2005 targeted at maintaining or reducing costs in a rising cost environment.

The last two years have been both busy and successful. We commend all of Acclaim's employees for their work in 2004. It is the strength and commitment of our people that has and will continue to play a key role in our ongoing success. We are also grateful to our Board of Directors for their support and guidance through the year. In 2004, we added Nancy Laird and Greg Rich to our Board. We have benefited from their extensive experience and commitment to Acclaim Energy.

We look forward to another great year in 2005.

Jack C. Lee
Chairman
March 10, 2005

J. Paul Charron
President & Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") dated March 10, 2005, should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2004. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The business combination of Acclaim and Ketch Energy Ltd. ("Ketch") which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch. Accordingly, the comparative figures for the year 2002 are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations which is defined as net income before deducting non-cash expenses to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe's may be misleading, particularly if used in isolation.

OVERVIEW

Our Trust is an independent Canadian energy trust involved in the production and development of petroleum and natural gas in Western Canada. Our principal properties are in Alberta, Saskatchewan, British Columbia and Manitoba.

As at December 31, 2004, we had total proved reserves of 87.7 million barrels of oil equivalent as evaluated by our independent petroleum engineers. This represents a 27 percent increase from December 31, 2003. Of this total, approximately 87 percent were proved producing reserves. Our production is weighted equally between oil and natural gas, with the oil and natural gas liquids component approximating 53 percent during the fourth quarter 2004.

As a royalty trust we distribute a large percentage of our cash flow to investors. Cash flow in excess of distributions is utilized to fund our capital expenditure program, establish new reserves of petroleum and natural gas and optimize our current production. At year end we had approximately 360,000 net acres of undeveloped land available for future development and exploitation.

Our strategy is to grow our production and reserves through a combination of property acquisitions and exploitation opportunities. Where necessary, we participate with joint venture partners to mitigate the risks associated with higher risk ventures.

2004 HIGHLIGHTS

On October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd. Since that time, we have completed five major transactions, increasing production from approximately 15,000 boe/d to more than 42,000 boe/d, an increase of 180 percent. During that same period, we have distributed $317.1 million to our unitholders, and provided a total return since inception of 107 percent.

The petroleum and natural gas sector has enjoyed a period of high commodity prices, low interest rates and very robust capital markets. In combination, these financial attributes have provided us the opportunity to pursue our vision of accretive growth in order to maximize unitholder value.

Most recently, we closed the ChevronTexaco transaction, a $433.7 million deal which not only increased production by approximately 17,000 boe/d but also elevated us into the top quartile of oil and natural gas trusts in Canada. As a result of strong commodity prices and this acquisition, we are very pleased to announce record financial and operating results for the year ended December 31, 2004.

- Production averaged 33,421 boe/d during 2004, a 54 percent increase from 21,738 boe/d reported for the same period a year earlier. Fourth quarter 2004 production averaged 42,780 boe/d as compared to 40,949 boe/d in the third quarter and 25,009 boe/d in the fourth quarter of 2003.

- Cash flow totaled $238.1 million, a 63 percent increase from $146.1 million reported in 2003. Fourth quarter cash flow totaled $75.6 million as compared to $38.0 million for the same period a year earlier. On a per unit basis, annual cash flow increased 10 percent to $2.66 per basic unit.

- Distributions have remained unchanged at $0.1625 per unit per month since our initial distribution in November 2002. Our payout ratio averaged 73 percent during 2004, including an average payout ratio of 63 percent during the second half of the year.

Acquisition of ChevronTexaco Property Interests

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation ("Chevron") for total cash consideration of $433.7 million. The transaction was effective June 1, 2004 and closed on June 30, 2004. As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The transaction was financed with bank debt and a $275 million financing which was completed on June 15, 2004. Under the terms of the financing Acclaim issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following selected consolidated financial and operating information up to October 1, 2002, reflects the operation of Ketch. Acclaim and Ketch were combined effective October 1, 2002. Earnings (loss) per unit for the first three quarters of 2002 is that of Ketch, converted as if the Ketch shares had been exchanged for units at the ratio of 1.15 units for each Ketch share then outstanding. Effective May 2003, the Trust units were consolidated on a 1:2.5 basis. The Trust units outstanding and per unit information has been restated accordingly.

The results of operations in 2004 in comparison to 2003 and 2002 are as outlined under the section, "Results of Operations".

a) Annual Financial Information
($000s except per unit amounts)

Year ended December 31	2004	2003	2002
Petroleum and natural gas sales	521,514	289,036	122,943
Cash flow from operations	238,124	146,105	59,259
Per unit - basic	2.66	2.41	2.35
Per unit - diluted	2.64	2.40	2.30
Net earnings	36,690	47,602	(934)
Per unit - basic	0.41	0.71	(0.04)
Per unit - diluted	0.41	0.70	(0.04)
Balance Sheet Information			
Total capital expenditures and acquisitions	586,757	454,633	194,831
Total assets	1,555,890	1,089,746	665,373
Working capital deficiency	(27,609)	(4,996)	(12,117)
Long-term debt	283,845	208,997	73,355
Unitholders' equity	864,969	610,857	372,638
Weighted average trust units outstanding (thousands)	88,877	60,696	25,169
Trust units outstanding at			

year end (thousands)	103,580	74,601	39,240

b) Quarterly Financial Information
($000s except per unit amounts)

Earnings Information	2004 Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales(1)	170,504	167,894	91,407	91,709
Net earnings(2)	25,665	862	4,412	5,751
Earnings per unit(2)(3)				
Basic	0.25	-	0.05	0.07
Diluted	0.24	-	0.05	0.07

Earnings Information	2003 Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales(1)	76,631	77,021	64,129	71,255
Net earnings(2)	1,767	5,178	33,228	7,429
Earnings per unit(2)(3)				
Basic	0.02	0.06	0.57	0.13
Diluted	0.02	0.06	0.57	0.13

(1) Petroleum and natural gas sales have been restated as a result of changes in accounting policies for derivatives and transportation costs.
(2) Net earnings and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.
(3) When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Factors that have caused period to period variations include:

- Acquisition of Elk Point Resources Inc.

  On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in Western Canada. The transaction, including bank debt was valued at approximately $174 million. To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million trust units. Production from these assets at the time of acquisition approximated 6,200 boe/d including, 23 mmcf/d of natural gas and 2,400 bbl/d of crude oil and natural gas liquids.

- West Central Alberta Property Acquisition

  On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million. The effective date of the Gilby/Willesden Green acquisition was April 1, 2003. We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per trust unit for gross proceeds of $95.0 million.

  Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

- Natural Gas Property Acquisition

  On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million.

- The effective date of the acquisition was July 1, 2003.

  Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids. Approximately 80 percent of the production associated with these properties is located in our core operating areas. In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per trust unit for gross proceeds of $72.2 million.

- Acquisition of Exodus Energy Ltd.

  On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million. To finance the transaction we issued 1.3 million trust units, paid $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

  Production from these assets approximated 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil. The primary properties fit well into our Eastern operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

- ChevronTexaco Properties Acquisition

  On June 30, 2004, we closed the acquisition of the ChevronTexaco assets for a cash purchase price of $433.7 million. Production from these assets at the time of acquisition approximated 17,000 boe/d.

Petroleum and natural gas sales are influenced by production volumes and commodity prices. Generally, the prices of crude oil, natural gas and natural gas liquids have increased significantly since the first quarter of 2003. In combination with increased production volumes, petroleum and natural gas sales have continued to increase quarter over quarter as a result.

The variation in net earnings quarter over quarter is primarily a result of depletion rates and our provision for future income taxes and financial derivative losses. For the quarter ended June 30, 2003, net earnings were impacted by a future income tax recovery of $24.2 million due to changes in both the federal and Alberta provincial income tax rates. The changes to be enacted over five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

RESULTS OF OPERATIONS

Production

Production volumes averaged 33,421 boe/d in 2004, compared to 21,738 boe/d in 2003 (2002- 12,542 boe/d). The 54 percent increase in 2004 production results from the ChevronTexaco acquisition and the impact of recording a full year of production from assets acquired in 2003. In addition, incremental production from our 2004 drilling and optimization programs helped offset natural declines in many of our core areas.

Year ended December 31	2004	2003	2002
Natural gas (mmcf/d)	94.2	67.9	43.4
Crude oil (bbl/d)	13,731	8,427	3,971
Natural gas liquids (bbl/d)	3,988	1,997	1,331
Barrels of oil equivalent (boe/d)	33,421	21,738	12,542
Percentage natural gas	47	52	58
Percentage crude oil and natural gas liquids	53	48	42

Natural gas sales averaged 94.2 mmcf/d in 2004, 39 percent higher than the 67.9 mmcf/d reported for the same period in 2003 (2002 - 43.4 mmcf/d). Crude oil and liquids production averaged 17,719 bbl/d, an increase of 70 percent from 10,424 bbl/d reported in the prior year (2002 -5,302 bbl/d). In 2004, as part of ChevronTexaco's ongoing North American portfolio rationalization program, we acquired certain of Chevron's conventional oil and natural gas assets in Western Canada. The properties acquired increased production by approximately 17,000 boe/d, including 11,450 bbls of oil and NGL's and 37.5 mmcf/d of natural gas. The increase in 2003 production compared to 2002 is directly attributable to the combination of Acclaim and Ketch on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 26, 2003 and the Natural Gas Property acquisition, which closed August 14, 2003.

Production By Province	B.C.	Alberta	Sask.	Manitoba	Total
Natural gas (mmcf/d)	8,854	84,598	760	-	94,212
Crude oil (bbl/d)	66	8,734	4,324	607	13,731
Natural gas liquids (bbl/d)	72	3,911	5	-	3,988
Total (boe/d)	1,614	26,745	4,455	607	33,421
Percentage	4.8%	80.0%	13.3%	1.9%	100%

For the three months ended December 31, 2004, natural gas sales averaged 108.2 mmcf/d, 35 percent higher than the 80.1 mmcf/d reported for the fourth quarter 2003. Crude oil and liquids production increased 112 percent to 24,744 bbl/d from 11,665 bbl/d reported for the same period a year earlier.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions. As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices - (Annual Average)	2004	2003	2002
WTI Crude oil (US$/bbl)	41.40	31.04	26.08
NYMEX natural gas (US$/mcf)	6.14	5.36	3.17
AECO natural gas ($/mcf)	6.79	6.70	4.07
Canadian/US Dollar Exchange Rate	0.7685	0.7135	0.6374

West Texas Intermediate at Cushing, Oklahoma ("WTI") is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners' postings based primarily at Edmonton, Alberta. Canadian prices adjust WTI for the Canadian /US exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average Prices (before financial derivatives)	2004	2003	2002
Natural gas ($/mcf)	6.91	6.09	3.71
Crude oil ($/bbl)	46.44	35.51	35.28
NGL ($/bbl)	34.18	29.40	18.48

The price of WTI crude averaged US$41.40 per barrel during 2004, up 33 percent from the average price of US$31.04 per barrel for the same period in 2003. During the fourth quarter WTI averaged US$48.28 per barrel, up 10 percent from an average of US$43.88 per barrel in the third quarter.

During 2004, we received an average oil price of $46.44 per barrel as compared to $35.51 per barrel for the comparable period in 2003. Our average oil price was $48.18 per barrel during the fourth quarter, down from an average of $51.97 per barrel reported during the third quarter.

The average oil price we received during 2004 was negatively impacted by the appreciation in the Canadian dollar. The dollar closed the year at US$0.8319, an 8 percent change from US$ 0.7713 at December 31, 2003.

Our average natural gas price was $6.91 per thousand cubic feet for 2004, as compared to $6.09 per thousand cubic feet during the same period in 2003. The fourth quarter natural gas price averaged $6.91 per thousand cubic feet.

Currency Risk Management

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs. Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, we have entered into currency agreements that have collared the exchange rates on future production revenues to December 31, 2005.

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400 - CDN$1.3905	January 1, 2005 - December 31, 2005
US$2,000,000	CDN$1.2400 - CDN$1.3625	January 1, 2005 - June 30, 2005
US$2,000,000	CDN$1.2000 - CDN$1.3605	July 1, 2005 - December 31, 2005

Revenue

Revenue Analysis ($000s)	2004	2003	2002
Natural gas	$ 238,222	$ 157,184	$ 62,116
Crude oil and natural gas liquids	283,292	131,852	60,827
Petroleum and natural gas sales	$ 521,514	$ 289,036	$ 122,943

Oil and NGL sales before hedging increased 115 percent during the year to $283.3 million from $131.9 million in 2003 (2002 - $60.8 million). The increase is attributable to increased commodity prices year over year and increased production volumes associated with the ChevronTexaco acquisition. Average daily production of oil and NGLs increased to 17,719 bbl/d from 10,424 bbl/d in 2003.

Natural gas sales increased 52 percent year over year from $157.2 million to $238.2 million. Natural gas prices in 2004 were 13 percent higher than those received in 2003, which increased revenue. Average daily sales of natural gas increased 39 percent to 94.2 mmcf/d in 2004 from 67.9 mmcf/d in 2003 primarily as a result of the previously mentioned acquisition.

For the three months ended December 31, 2004, petroleum and natural gas revenue totaled $170.5 million as compared to $76.6 million for the same period in 2003. Included in the fourth quarter 2004 results was the full quarter impact of the Exodus acquisition which closed on December 19, 2003, and the ChevronTexaco acquisition which closed June 30, 2004.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. For 2004, the Alberta Reference Price averaged $ 5.98/GJ or about $6.74/mcf. There is a maximum rate of 30 percent for new gas and 45 percent on old gas. The vast majority of our gas production is from new gas. In today's gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

Royalties ($000s)	2004	2003	2002
Royalties, net of ARTC	$ 103,957	$ 53,616	$ 26,693
% of petroleum and natural gas revenue	19.9%	18.5%	21.7%
$/boe	$ 8.50	$ 6.76	$ 5.83

For 2004, royalties averaged $8.50/boe or approximately 19.9 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $42.63/boe. This compares to $6.76/boe or 18.5 percent of average sales price reported for the same period in 2003 (2002 - $5.83/boe).

For the three months ended December 31, 2004, royalties totaled $36.4 million as compared to $12.6 million during the same period a year earlier due to higher product prices and production volumes (2002 - $10.0 million). During the fourth quarter royalties as a percentage of sales averaged approximately 21.3 percent as compared to 19.9 percent in the third quarter. Chevron asset's gas cost allowance balances were largely depleted and there was a significant "old gas" status component to their gas.

For 2005, we expect our royalty rate to approximate 21%, slightly higher than the rate reported in 2004 and 2003. The increase results from the royalty burden carried by the Chevron assets.

Operating Costs

Operating Costs ($000s)	2004	2003	2002
Operating costs	$ 98,001	$ 50,179	$ 22,702
$/boe	$ 8.01	$ 6.32	$ 4.96

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for the trust environment are generally more mature with predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves. Our acquisitions in 2004 and 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $98.0 million compared to $50.2 million during the same period a year earlier (2002 - $22.7 million). On a unit-of-production basis, operating costs averaged $8.01/boe compared to $6.32/boe for the prior year (2002 - $4.96/boe). A general theme throughout the industry has been higher field service costs including service rigs, labour, trucking and other related mechanical services. These increases, combined with the full year impact of the operating costs structures inherited from acquisitions made in 2003, caused operating costs year over year to increase on a unit of production basis. In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate. Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Production Expense Variance Analysis ($000s)	2004	% Change
Reported operating costs - 2003	$ 50,179	-
Increase due to production volumes	25,702	54
Increase due to increased costs	22,120	46
Total increase	47,822	100
Reported operating costs - 2004	$ 98,001	-

During the fourth quarter, operating costs totaled $32.0 million or $8.12/boe as compared to $16.1 million or $7.01/boe in 2003 (2002 - $5.42/boe). The increase reflects higher operating costs associated with the Chevron assets acquired during the year, additional maintenance directed at these newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $8.00/boe in 2005, reflecting the nature of the assets acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Petroleum And Natural Gas Transportation

It has been industry practice in prior years for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings. Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings. Prior years have been reclassified for comparative purposes. This adjustment has no impact on net earnings or cash flow.

Transportation ($000s)	2004	2003	2002
Transportation expense	$ 8,807	$ 7,627	$ 4,034
$/boe	$ 0.72	$ 0.96	$ 0.88

Transportation costs are defined by the point of legal custody transfer of the commodity and is dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease. The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease. For natural gas, Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser. In both cases, transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

Netbacks

Cash Netbacks Per Unit Of Production	Oil ($/bbl)		Natural Gas	NGL's	Total
	Conventional	Heavy	($/mcf)	($/bbl)	($/boe)
Sales Price	$ 51.46	$ 31.31	$ 6.91	$ 34.18	$ 42.63
Less:					
Royalties	8.52	4.32	1.51	9.74	8.50
Operating costs	7.94	11.16	1.57	-	8.01
Transportation	0.36	0.16	0.21	-	0.72
Cash Netback	$ 34.64	$ 15.67	$ 3.62	$ 24.44	$ 25.40

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2004, three factors influenced our netbacks: commodity prices, financial derivative losses, the Canadian dollar, and operating costs.

Netbacks ($/boe)	2004	2003	2002
Petroleum and natural gas revenue	$ 42.63	$ 36.43	$ 26.86
Less:			
Royalties	8.50	6.76	5.83
Operating costs	8.01	6.32	4.96
Transportation	0.72	0.96	0.88
Net operating income	25.40	22.39	15.19
General and administrative	1.39	1.28	0.73
Interest on long term debt	0.98	1.11	1.42
Unit-based compensation - cash paid	0.14	0.06	-
Realized (gain) loss on financial derivatives	3.21	1.21	(0.12)
Large corporation tax	0.21	0.30	0.20
Cash flow from operations	19.47	18.43	12.96
Depletion, depreciation and amortization	14.62	12.67	13.30
Accretion	0.25	0.22	0.18
Unrealized loss on financial derivatives	0.91	-	-
Future income taxes (recovery)	0.10	(0.67)	(0.34)
Unit-based compensation - non-cash	0.60	0.20	-
Net earnings (loss)	$ 2.99	$ 6.01	$ (0.18)

General And Administrative Expenses

General and

Administrative Expenses ($000s)	2004	2003	2002
G&A expenses	$ 21,356	$ 12,784	$ 5,609
Overhead recoveries	(4,343)	(2,648)	(2,247)
Net G&A expenses	$ 17,013	$ 10,136	$ 3,362
$/boe	$ 1.39	$ 1.28	$ 0.73

General and administrative expenses net of overhead recoveries totaled $17.0 million in 2004, as compared to $10.1 million in 2003 (2002 - $3.4 million). On a unit-of-production basis, general and administrative expenses averaged $1.39/boe as compared to $1.28/boe for the same period in 2003 (2002 - $0.73/boe).

During 2004, we increased our head office staff by more than 64 percent and field staff by 90 percent in order to properly manage our business, primarily a result of the ChevronTexaco property acquisition. The level of activity in the Trust sector has not only increased the cost of hiring qualified candidates, it has also increased the cost of retaining existing employees and consultants. In 2004, approximately 63 percent of total general and administrative expenses were labour related, including salary, benefits and consulting fees.

For the three months ended December 31, 2004, general and administrative expenses increased slightly to $1.48 /boe, as costs associated with increased staffing levels begin to align with volumes associated with our most recent acquisition.

Interest Expense

Interest Expense ($000s)	2004	2003	2002
Interest expense	$ 12,054	$ 8,841	$ 6,505
Bank loans, December 31	$ 283,845	$ 208,997	$ 73,355
Debt to trailing cash flow	1.2	1.4	1.2

Interest expense, representing interest on bank debt increased to $12.0 million or $0.98/boe from $8.8 million or $1.11/boe a year earlier (2002 - $6.5 million or $1.42/boe). During 2004, average debt levels increased as acquisitions in 2004 and 2003 were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2004 approximated 3.85 percent.

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Currently we have not entered into any arrangements to manage this risk.

Unit-Based Compensation

On May 19, 2004, the unitholders of Acclaim, approved a Unit Award Incentive Plan to replace the existing Option Plan. The new Unit Plan authorizes the Board of Directors to grant up to 2,500,000 units to directors, officers and employees of the Trust or its affiliates. The Unit Award Incentive Plan consists of Restricted Trust Units ("RTUs") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTUs") for which the number of trust units is variable and will vest at the end of three years. The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The Trust issued 719,988 RTUs and 235,900 PTUs to employees, officers and directors in 2004, on conversion of the Employee Stock Option Plan, and subsequently issued 371,252 RTUs and 138,250 PTUs. Upon vesting, the plan participant may elect, subject to consent of the Trust, to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions.

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting. A compensation expense of $7.3 million has been recorded to approximate the fair value (based on the year-end market price of the units) of the trust units under the Unit Award Incentive Plan at December 31, 2004. A compensation expense has not been recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years. Under the new Unit Award Incentive Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year if a cash payment is made upon vesting. The Unit Award Incentive Plan expense does not impact cash flow unless a cash payment is made.

Depletion, Depreciation and Amortization

The current year provision for depletion, depreciation and amortization totaled $178.8 million as compared to $100.5 million in 2003 (2002 - $60.9 million). On a unit-of-production basis, depletion, depreciation and amortization costs averaged $14.62/boe as compared to $12.67/boe in 2003 (2002 - $13.30/boe). The increase in the 2004 provision is due to the ChevronTexaco acquisition, which increased property, plant and equipment by approximately $477 million.

For 2005, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2005 drilling program.

Unrealized Loss On Financial Derivatives

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at December 31, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity and foreign exchange prices. The new accounting policy has been accounted for prospectively.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative loss. The deferred loss is being amortized to income over the term of the underlying contracts for which the deferred loss relates. For the year ended December 31, 2004, $8.4 million was amortized including $1.4 million in the fourth quarter.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2004	$ 11,180	$ (11,180)	$ -
Amortization	(8,362)	-	8,362
Unrealized loss on financial derivatives	-	(2,731)	2,731
Balance, December 31, 2004	$ 2,818	$ (13,911)	$ 11,093

Asset Retirement Obligations

The CICA recently issued Handbook Section 3110 - Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

As of December 31, 2004, the amount to be recorded as the fair value of the liability was estimated to be $58.6 million.

The following December 31, 2003 balances were restated as a result of the change:

As Previously

($000s)	Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

INCOME TAXES

i) Provision For Capital Taxes

Capital taxes, including provincial capital taxes and the Federal Large Corporations Tax are based on year-end debt and equity levels. Capital taxes for 2004 totaled $2.5 million as compared to $2.4 million in 2003. A reduction in capital tax rates for 2004 was offset by an increase in our taxable capital base as a result of the ChevronTexaco acquisition.

ii) Future Income Taxes

In 2004, Acclaim recorded a future income tax expense of $1.2 million compared to a $5.3 million recovery in 2003. The significant recovery in 2003 was mainly the result of federal and provincial legislative changes to reduce future tax rates. Acclaim's expected future tax rate is approximately 35 percent. During 2004, Acclaim recorded a future income tax recovery of $4.7 million due to a reduction in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

iii) Tax Pools

Estimated Income Tax Pools ($000s)	December 31, 2004
Undepreciated capital costs	$ 173,712
Canadian oil and gas property expenses	195,540
Canadian exploration expenses	8,030
Canadian development expenses	74,121
Non-capital losses	22,285
Financing charges	20,486
Other	-
Total estimated income tax pools	$ 494,174

Goodwill

Goodwill is determined by calculating the total consideration of the acquisition plus the future income tax liability, less the fair value of the identifiable acquired assets and liabilities. A future income tax liability arises when there is a difference between the value allocated to the acquired assets and their tax basis.

Accounting standards require goodwill to be assessed annually for impairment. If an impairment is found, it is charged to income in that period. We test impairment by calculating the expected undiscounted future cash flows from the acquired assets and ensuring that they are greater than the goodwill recorded. Expected future cash flows are estimated by calculating expected revenues less operating, general and administrative expenses, income taxes, and asset retirement obligation expenses. A write down of goodwill was not required at December 31, 2004 and 2003.

HEDGING

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 90 percent of its natural gas production to the spot markets.

During 2004, we recorded a financial derivative loss of $39.3 million as compared to a loss of $9.6 million in 2003 (2002 - $0.5 million gain). As set out under the section "Recent Accounting Pronouncements", we adopted effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.

The following hedge commitments have been put in place for 2005 as noted below:

2005 Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas				
Fixed Price Volume (Gj/d)	5,000	10,000	10,000	3,333
Fixed Price Average	$7.00	$6.50	$6.50	$6.50
Collars Volume (Gj/d)	40,000	30,000	30,000	10,000
Collar Floors	$6.40	$6.00	$6.00	$6.00
Collar Caps	$10.51	$8.17	$8.17	$8.17
Call Spreads (Gj/d)	5,000	0	0	0
Call Spreads Bought ($/Gj)	$9.00	$0.00	$0.00	$0.00
Call Spreads Sold ($/Gj)	$11.50	$0.00	$0.00	$0.00
Calls Sold (Gj/d)	3,000	3,000	3,000	1,000
Calls Sold ($/Gj)	$2.80	$2.80	$2.80	$2.80
Total Volume Hedged (Gj/d)	53,000	43,000	43,000	14,333
Crude Oil				
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$40.03	$40.03	$40.03	$40.03
Collars Volume (bbl/d)	7,000	8,000	7,000	7,000
Collar Floors ($US/bbl)	$29.71	$30.75	$29.71	$29.71
Collar Caps ($US/bbl)	$37.86	$39.51	$37.86	$37.86
Call Spreads (bbl/d)	0	0	500	500
Call Spreads Bought ($US/bbl)	$0.00	$0.00	$41.00	$41.00
Call Spreads Sold ($US/bbl)	$0.00	$0.00	$48.00	$48.00
Total Volume Hedged (bbl/d)	8,500	9,500	9,000	9,000

The following provides a summary of our current hedging contracts:

Future Commodity Contracts

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas-Collars (AECO)		
5,000 GJ	CDN$5.00-$7.80	November 1, 2004-March 31, 2005
20,000 GJ	CDN$7.00-$11.00	November 1, 2004-March 31, 2005
5,000 GJ	CDN$6.20-$12.50	November 1, 2004-March 31, 2005
5,000 GJ	CDN$7.00-$11.25	November 1, 2004-March 31, 2005
15,000 GJ	CDN$6.00-$8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-$9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$4.00-$5.00-$8.50	November 1, 2004-March 31, 2005
10,000 GJ	CDN$5.00-$6.00-$8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)		
5,000 GJ	CDN$6.00 +85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)		
5,000 GJ (Purchased by Acclaim)	CDN$9.00-$11.50	November 1, 2004-March 31, 2005

Natural Gas-Calls Sold (AECO)		
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005

Crude Oil-Collars (WTI)		
1,000 bbl	US$ 32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$ 32.00-39.00	January 1, 2005-December 31, 2005

Crude Oil-Three Way Collars (WTI)		
1,000 bbl	US$20.00-$24.00-$30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-$34.00-$43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-$38.00-$51.00	April 1, 2005-June 30, 2005(*)

Crude Oil-Fixed (WTI)		
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006
500 bbl	US$40.10	January 1, 2005-December 31, 2006

Crude Oil-Call Spreads (WTI)		
500 bbl (Purchased by Acclaim)	US$41.00-$48.00	July 1, 2005-December 31, 2005

Alberta Power - Fixed Price Contracts (Alberta Power Pool)		
2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

(*) Subsequent to December 31, 2004, this transaction was unwound and replaced by a $40.00-$50.25 collar for the term of February 1, 2005 to December 31, 2005 at 1,000 bbl/d.
(xx) Subsequent to December 31, 2004, Acclaim entered into two collars for 2006. Each transaction was for a volume of 1,000 bbl/d and was executed at $40.00-$50.87 and $40.00-$52.90 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash Flow ($000s)	2004	2003	2002
Cash flow from operations	$ 238,124	$ 146,105	$ 59,259
Net earnings (loss)	$ 36,690	$ 47,602	$ (934)
Unitholders' equity	$ 864,969	$ 610,857	$ 372,638

For the year ended December 31, 2004, cash flow from operations totaled $238.1 million or $2.64 per diluted unit, representing a 63 percent increase from the $146.1 million, or $2.40 per diluted unit during the same period in 2003 (2002 - $59.3 million or $2.30 per diluted unit). Our 2004 cash flow included a realized loss on financial derivative contracts of $39.4 million ($0.43 per diluted unit) as compared to a loss of $9.6 million ($0.16 per diluted unit) in 2003. The increase is due to higher production levels associated with the ChevronTexaco acquisition which closed June 30, 2004 and higher commodity prices received during the year. Our weighted average units outstanding totaled 89.6 million for the year ended December 31, 2004.

We had fourth quarter cash flow of $75.6 million or $0.72 per diluted unit as compared to $38.0 million or $0.52 per basic and diluted unit during the same quarter in 2003 (2002 - $21.2 million or $0.54 per basic and diluted unit). The increase is attributable to an increase in commodity prices and production levels.

We continue to use our cash flow to make distributions to unitholders. Our policy is to distribute a majority of our cash flow with the remainder retained to reduce bank indebtedness. Ultimately, the retained cash flow will be utilized to fund a portion of our capital expenditure program or permanently reduce bank indebtedness.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2005, our revenues will be impacted by drilling success, property acquisitions and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar. We anticipate commodity prices will remain strong in 2005.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425 million including a $400 million revolving facility and a $25 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed semi-annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2004, $283.8 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2004 we had a working capital deficit of $27.4 million. Included in the working capital deficit is a net liability of $11.1 million which represents the unamortized deferred losses and the value of financial derivative commodity contracts as required under the new hedge accounting guidelines implemented in 2004. Excluding the net liability for financial derivative losses we had a working capital deficit of $16.5 million at December 31, 2004.

Our working capital deficit at year end was slightly higher than would otherwise be expected primarily due to our capital expenditure program in the fourth quarter. The program resulted in the drilling of 78 gross wells, (51.4 net wells) many of which will be tied in and put on production during the first quarter 2005.

Our debt and equity structure as at December 31, 2004 was as follows:

	2004		2003	
($000s)	Amount	%	Amount	%
Bank debt, net of working capital deficiency	$ 311,454	22.7	$ 213,993	21.7
Future income taxes	193,537	14.1	161,091	16.3
Unitholders' equity	864,969	63.2	610,857	62.0
Total	$ 1,369,960	100.0	$ 985,941	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies. Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2004. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

For 2005, we have budgeted cash flow of $300 million, of which $200 million will be distributed to unitholders and the remainder utilized to fund our $100 million capital expenditure program.

Capitalization

As at December 31, 2004, we had issued capital of 103.6 million units and on February 28, 2005 we had issued capital of 104.4 million trust units.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 110.5 million units would be outstanding.

Components of our capital structure are as follows:

a) Trust Units

	2004		2003	
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$ 660,048	39,240	$ 317,734
Issued for cash				
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	-	-	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition - Elk Point	-	-	10,517	95,970
Issued pursuant to acquisition - Exodus	-	-	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	-	-
Conversion of exchangeable shares	70	729	-	-
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	-	(1,231)	-	(2,573)
Balance, end of year	103,580	$ 1,002,063	74,601	$ 657,475

On October 4, 2004, we closed a "bought deal" equity financing whereby we issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds, after underwriting fees and expenses amounted to approximately $71.4 million.

On June 15, 2004, we closed a $275 million "bought deal" financing. Upon closing the Chevron transaction we issued a total of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million. Net proceeds after underwriting fees and expenses amounted to approximately $190.0 million.

On April 19, 2004, we closed a "bought deal" equity financing whereby we issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses, amounted to approximately $59.0 million.

b) Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$ 8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	-
Balance, December 31, 2004	808	$ 7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

c) Convertible Debentures

	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures		
Balance, December 31, 2003	-	$ -
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Issue costs	-	(3,092)
Balance, December 31, 2004	5,401	$ 69,809

ii) 11% Convertible Debentures

Balance, December 31, 2002	4,530	$ 42,363
Converted to units during the year	(2,335)	(22,747)
Issue costs	-	(290)
Balance, December 31, 2003	2,195	19,326
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$ 4,472
Total, December 31, 2004	6,073	$ 74,281

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. Effective January 1, 2005, under amendments to CICA Section 3860 Financial Instruments, we will be required to classify the 8% and 11% convertible debentures currently outstanding as debt with the corresponding interest expense rather than being accounted for as an equity instrument. During 2004, $24.8 million of debentures were converted resulting in the issuance of 2.5 million units.

Capital Expenditures

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2003, we focused on property and corporate acquisitions to build the base of our Trust. In 2004, we focused on improving the quality of our reserves by purchasing the ChevronTexaco assets and spending approximately $47 million on internally generated drilling opportunities.

Capital Expenditures ($000s)	2004	2003	2002
Land	$ 3,792	$ 1,179	$ 5,059
Geological and geophysical	1,067	2,655	4,606
Drilling	46,932	20,238	27,523
Workovers and recompletions	25,982	-	-
Production equipment and facilities	13,997	16,254	13,627
Net development expenditures	91,770	40,326	50,815
Office equipment	3,609	1,335	-
Chevron acquisition - cash	433,160	-	-
Chevron acquisition - non cash	44,008	-	-
Elk Point acquisition	-	170,000	-
Exodus acquisition	-	37,912	-
Other property acquisitions	10,447	211,073	9,181
Dispositions	(9,280)	(6,013)	(665)
Asset retirement obligations change in estimate	13,043	-	-
Acclaim reverse takeover	-	-	135,500
Total capital expenditures	$ 586,757	$ 454,633	$ 194,831

During 2004, expenditures for exploration and development activities totaled $91.8 million as compared to $40.3 million in 2003 (2002 - $50.8 million). A total of 156 gross (84.6 net) wells were drilled during the year, including 78 gross (51.4 net) wells in the fourth quarter, compared to 50 gross (31.3 net) wells during the year 2003.

For 2005, the Board of Directors has approved a capital budget of $100 million for exploitation and development projects. These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

CASH DISTRIBUTIONS

($000s, except where indicated)	2004	2003	2002
Cash flow from operations	238,124	146,105	59,259
Distributions	176,741	121,338	19,025
Distributions per unit ($)	1.95	1.95	0.4875
Payout ratio (%)	74%	83%	90%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2004, we distributed $176.7 million ($1.95 per unit) which represented 74 percent of cash flow from operations as compared to cash distributions of $121.3 million ($1.95 per unit) representing an 83 percent payout ratio in 2003.

For the three months ended December 31, 2004, the payout ratio decreased to 67 percent as we generated $75.6 million of cash flow from operations and distributed $50.4 million.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP's, RRIF's, RESP's and DPSP's. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the period February 2004 to January 2005. For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income. During the same period in 2003, the Trust paid $1.95 per Trust unit in cash distributions, of which 100 percent was a tax-deferred return of capital.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 - 70 percent of cash distributions will be taxable and 30 - 40 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices and other factors and will be updated throughout the year as information becomes available.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes. For most taxpayers, these dividends should be considered "Qualifying Dividends" and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 - 80 percent of distributions may be taxable and 20 - 30 percent may be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTRACTUAL OBLIGATIONS

The Trust has the following long-term commitments for the years indicated:

($000s)	2005	2006	2007	2008	2009 and thereafter
Office lease	$ 1,092	$ 1,092	$ 1,092	$ 1,092	$ 1,092
Transportation	715	714	703	695	4,031
	$ 1,807	$ 1,806	$ 1,795	$ 1,787	$ 5,123

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim's emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

RISK MANAGEMENT

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our Trust units is based on the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2004 were evaluated by independent petroleum engineers Gilbert Lausten Jung Associates Ltd.

Depletion and Depreciation Estimate

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

FINANCIAL REPORTING UPDATE

There have been several financial reporting changes in 2004 which have impacted the Trust. The following new standards have impacted our financial statements in 2004 and in some cases resulted in the restatement of comparable numbers in 2003 and 2002.

Hedging Relationships

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 - Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. We enter into numerous financial instruments to manage our commodity price risk that do not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we recorded the fair value of financial instruments as a liability of $11.2 million on the balance sheet. The change in fair value from January 1, 2004 has been recorded in the income statement on a separate line as loss on financial derivatives.

Asset Retirement Obligations

Effective January 1, 2004, Acclaim adopted CICA Section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with property, plan and equipment. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. There is no write down of our property, plant and equipment under either the old or the new method as of December 31, 2003 and 2004.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada are subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument proposed shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form ("AIF"). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it is no longer mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument which was implemented in 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

Convertible Debentures

The Trust intends to adopt the Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments" in the first quarter of 2005. This new accounting standard will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated earnings, will be reclassified as interest expense on the Consolidated Statements of Earnings. This change will be adopted retroactively. The change in this accounting policy will impact cash flow.

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC provides conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do meet the conditions are to be classified as a non-controlling interest. The Trust is currently reviewing the impact of this pronouncement. Any possible change would not impact cash flow.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact us.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.

Acclaim Energy Trust
Consolidated Balance Sheets
As at December 31

($000s, unaudited)	2004	2003
		(Restated - Note 2)
ASSETS		
Current Assets		
Accounts receivable	$ 110,667	$ 60,720
Prepaid expenses and deposits	13,605	8,202
Deferred financial derivative loss (Note 13)	2,818	-
	127,090	68,922
Property, plant and equipment, net (Note 4)	1,340,846	932,870
Goodwill (Note 3)	87,954	87,954
Total assets	$ 1,555,890	$ 1,089,746
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 123,957	$ 62,037
Distributions payable	16,831	11,881
Financial derivative liability (Note 13)	13,911	-
	154,699	73,918
Bank debt (Note 5)	283,845	208,997
Hedging obligation and other liabilities	191	2,161
Future income taxes (Note 12)	193,537	161,091
Asset retirement obligations (Note 6)	58,649	32,722
	690,921	478,889
Commitments and guarantees (Note 15)		
Contingency (Note 16)		
UNITHOLDERS' EQUITY		
Capital (Note 7)	1,002,063	657,475
Exchangeable shares (Note 9)	7,837	8,566
Convertible debentures (Note 8)	74,281	19,326

Accumulated earnings	97,892	65,853
Accumulated distributions (Note 11)	(317,104)	(140,363)
	864,969	610,857
Total liabilities and unitholders' equity	$ 1,555,890	$ 1,089,746

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee
Chairman of the Board

J. Paul Charron
President and Chief Executive Officer

Acclaim Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings
Years ended December 31

($000s except per unit amounts, unaudited)	2004	2003
		(Restated - Note 2)
REVENUE		
Petroleum and natural gas sales	$ 521,514	$ 289,036
Royalty expense (net of Alberta Royalty Tax Credit)	(103,957)	(53,616)
	417,557	235,420
EXPENSES		
Operating	98,001	50,179
Transportation	8,807	7,627
General and administrative	17,013	10,136
Interest	12,054	8,841
Unit-based compensation	9,016	2,075
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Realized loss on financial derivatives	39,351	9,635
Unrealized loss on financial derivatives (Note 13)	11,093	-
	377,161	190,728
Earnings before taxes	40,396	44,692
Provision for capital taxes	2,535	2,386
Future income taxes (recovery) (Note 12)	1,171	(5,296)
NET EARNINGS	36,690	47,602
Accumulated earnings, beginning of year as previously reported	63,385	22,121
Change in accounting for asset retirement obligations (Note 2)	2,468	879
Accumulated earnings, beginning of year as restated	65,853	23,000
Interest on convertible debentures (Note 8)	(4,651)	(3,826)
Dividends on preferred shares	-	(923)
Accumulated earnings, end of year	$ 97,892	$ 65,853
Net earnings per unit (Note 14)		
Basic	$ 0.41	$ 0.71
Diluted	$ 0.41	$ 0.70

See accompanying notes to consolidated financial statements.

Acclaim Energy Trust
Consolidated Statements of Cash Flows
Years ended December 31

($000s except per unit amounts, unaudited)	2004	2003
		(Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings	$ 36,690	$ 47,602
Adjustments for:		
Unit-based compensation	7,344	1,564
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Unrealized loss on financial derivatives	11,093	-
Future income taxes (recovery)	1,171	(5,296)
Cash flow from operations	238,124	146,105
Asset retirement obligation costs incurred	(2,894)	(1,301)
Changes in non-cash operating working capital	(12,601)	(9,518)
Cash flow provided by operating activities	222,629	135,286
FINANCING ACTIVITIES		
Proceeds from bank debt	74,848	71,363
Repayment of debentures	-	(3,225)
Proceeds from issuance of units, net of issue costs	326,814	208,448
Proceeds from issuance of convertible debentures, net of issue costs	70,657	-
Reduction of hedging obligation and other liabilities	(1,801)	(4,593)
Distributions to unitholders	(171,791)	(115,833)
Interest paid on convertible debentures	(4,651)	(3,826)
Dividends on preferred shares	-	(923)
Changes in non-cash financing working capital	1,340	(2,864)
Cash flow provided by financing activities	295,416	148,547
Cash flow provided by operating and financing activities	518,045	283,833
INVESTING ACTIVITIES		
Acquisition of petroleum and natural gas properties	(443,607)	(211,073)
Disposition of petroleum and natural gas properties	9,280	6,013
Capital expenditures	(95,379)	(41,661)
Acquisition of subsidiaries (Note 3)	-	(35,037)
Changes in non-cash investing working capital	11,661	(2,075)
Cash used in investing activities	(518,045)	(283,833)
Cash beginning and end of year	$ -	$ -
The Trust paid the following cash amounts in 2004 and 2003:		
Interest paid	$ 10,697	$ 7,761
Capital taxes paid	$ 1,832	$ 5,076

See accompanying notes to consolidated financial statements

Acclaim Energy Trust
Notes to the Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(tabular amounts in $000s except for unit amounts, unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust"). The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Unit consolidation
Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties
The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Effective January 1, 2004, the Trust adopted CICA Accounting Guideline 16 "Oil and gas accounting - full cost", ("AcG-16"). Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust's petroleum and natural gas properties. An impairment loss exists when the carrying amount of the Trust's petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust's proved and probable reserves are charged to earnings. Reserves are determined pursuant to National Instrument 51-101. The adoption of this guideline had no impact on the financial statements.

Goodwill
Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Joint venture
A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition
Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation
Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan
The Trust has a unit-based compensation plan for directors, officers,

employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See Note 10 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act ("Act") and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker's Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2. CHANGES IN ACCOUNTING POLICIES

(a) Hedging Relationships

Effective January 1, 2004, the Trust adopted Accounting Guideline 13 - Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline. Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments. The new accounting policy has been adopted prospectively.

Effective January 1, 2004, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b) Asset Retirement Obligations

Effective January 1, 2004, the Trust adopted Section 3110 Asset Retirement Obligations. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the year ended December 31, 2003 and 2004 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

	As Previously Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c) Transportation Costs
Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings. Previously, the transportation costs were netted against petroleum and natural gas sales. There was no impact on net earnings as a result of this change. Prior periods have been reclassified for comparative purposes.

3. *ACQUISITIONS*

a) ChevronTexaco Property Acquisition
On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and gas interests in Western Canada. The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 8), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$ 477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$ 433,160

b) Exodus Energy Ltd.
On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. ("Exodus"). The acquisition was accounted for by the purchase method of accounting. The allocation of the purchase consideration was as follows:

Net working capital deficiency	$ (3,825)
Petroleum and natural gas properties	37,912
Goodwill	10,275
Future income taxes	(6,117)
Bank debt	(4,050)
Asset retirement obligations	(4,452)
	$ 29,743
Consideration was comprised of:	
Issuance of 1,341,905 units	$ 15,150
Cash	14,398
Transaction costs	195
	$ 29,743

c) Natural Gas Property Acquisition
On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

d) West Central Alberta Property Acquisition
On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 per unit for gross proceeds of $95.0 million.

e) Elk Point Resources Inc.
On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation of the purchase consideration was as follows:

Net working capital	$ 853

Petroleum and natural gas properties	170,000
Goodwill	26,501
Future income taxes	(16,259)
Bank debt	(58,457)
Hedging and lease obligation	(1,378)
Asset retirement obligations	(4,846)
	$ 116,414

Consideration was comprised of:	
Issuance of 10,517,264 units	$ 95,970
Cash	10,890
Transaction costs	9,554
	$ 116,414

The following is a summary of goodwill by acquisition:

	2004	2003
Acclaim Energy Trust	$ 51,178	$ 51,178
Elk Point Resources Inc.	26,501	26,501
Exodus Energy Ltd.	10,275	10,275
	$ 87,954	$ 87,954

4. PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Property, plant and equipment, at cost	$ 1,747,305	$ 1,160,548
Accumulated depletion and depreciation	406,459	227,678
	$ 1,340,846	$ 932,870

Costs relating to unproved properties of $41.5 million (2003 - $45.7 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust's property, plant and equipment at December 31, 2004 and 2003 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust's property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

Year	WT1 ($US/bbl)	Exchange Rate	AECO ($CDN/mcf)
2005	42.00	0.820	6.60
2006	40.00	0.820	6.35
2007	38.00	0.820	6.15
2008	36.00	0.820	6.00
2009	34.00	0.820	6.00
2010-2012	33.00	0.820	6.00
Thereafter (inflation %)	2.0%	0.0%	2.0%

5. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $283.8 million was drawn at December 31, 2004 (December 31, 2003 - $209.0 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The credit facility has been classified as long-term on the balance sheet at December 31, 2004 and 2003.

6. ASSET RETIREMENT OBLIGATION

Total future asset retirement obligations were estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $58.6 million (December 31, 2003 - $32.7 million) based on a total future liability of $186.0 million (December 31, 2003 - $103.8 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

The following table reconciles Acclaim's asset retirement obligation:

Asset Retirement Obligations	Amount
Balance, December 31, 2003	$ 32,722
Additions	13,947
Change in estimates	11,829
Settlement of liabilities during year	(2,894)
Accretion expense	3,045
Balance, December 31, 2004	$ 58,649

7. CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units, none of which are outstanding. Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered. Cash payments for units tendered are limited to $100,000 per month. The Trust will issue notes for redemption in excess of cash payments.

	2004		2003	
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$ 660,048	39,240	$ 317,734
Issued for cash				
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	-	-	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition - Elk Point	-	-	10,517	95,970
Issued pursuant to acquisition - Exodus	-	-	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	-	-
Conversion of exchangeable shares	70	729	-	-
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	-	(1,231)	-	(2,573)

Balance, end of year	103,580	$ 1,002,063	74,601	$ 657,475

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds of the issuance after underwriting fees and expenses were $71.4 million. The net proceeds from the financing were used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim's capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured debentures in connection with the Chevron acquisition (Note 3a). Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus (Note 3b).

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

In conjunction with the acquisition of the West Central Alberta properties (Note 3d), the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs). The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 3c), the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs). The equity financing closed July 22, 2003.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point (Note 3e).

Distribution reinvestment plan

Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust. During 2004, 235,000 units were issued with $3.1 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable is outstanding from employees and directors of the Trust. The loan is secured by the units purchased and is being repaid by the distributions on those units. The units purchased had a market value of $4.3 million at December 31, 2004.

8. CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, 8 percent convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue. The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit. The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007. The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Interest is payable semi-annually on June 30 and December 31 of each year.

Both the 8 percent and 11 percent debentures have been classified as equity because the Trust has the option, and management intends to settle, the principal and interest with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available on Conversion (000s)		Amount
i) 8% Convertible Debentures			
Balance, December 31, 2003	-	$	-
Issued, June 15, 2004	5,556		75,000
Converted to units during the year	(155)		(2,099)
Issue costs	-		(3,092)
Balance, December 31, 2004	5,401	$	69,809
ii) 11% Convertible Debentures			
Balance, December 31, 2002	4,530	$	42,363
Converted to units during the year	(2,335)		(22,747)
Issue costs	-		(290)
Balance, December 31, 2003	2,195		19,326
Converted to units during the year	(1,523)		(14,854)
Balance, December 31, 2004	672	$	4,472
Total, December 31, 2004	6,073	$	74,281

The fair value of the convertible debentures at December 31, 2004, based on quoted market value was $91.2 million (December 31, 2003 - $26.1 million).

9. EXCHANGEABLE SHARES

Exchangeable Shares	Number of Units (000s)		Amount
Balance, December 31, 2003	776	$	8,566
Shares exchanged	(70)		(729)
Adjustment to exchange ratio for distributions	102		-
Balance, December 31, 2004	808	$	7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

10. UNIT-BASED COMPENSATION PLAN

The Trust had a unit-based compensation plan (the "Option Plan") under which units of the Trust were reserved for issuance to employees, officers and directors. Under the terms of the Plan, an option holder was able to exercise a right to sell their options to the Trust. Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

	Number of Options (000s)		Weighted Average Exercise Price
Outstanding, December 31, 2002	2,058	$	9.85
Granted	1,619	$	10.57
Exercised	(8)	$	8.15
Repurchased and cancelled	(932)	$	10.21
Outstanding, December 31, 2003	2,737	$	10.15
Exercised	(12)	$	9.67
Repurchased and cancelled	(2,725)	$	-
Outstanding, December 31, 2004	-	$	-

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

The following table summarizes the activity for the Restricted and Performance Units:

	Number of RTU's (000s)	Number of PTU's (000s)
Balance, beginning of year	-	-
Granted	1,143	382
Forfeited	(52)	(8)
Balance, end of year	1,091	374

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting. A compensation expense of $7.3 million was recorded during the year to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2004, 160,070 (2003 - 111,303) units were issued from Treasury under the Employee Unit Savings Plan with $2.2 million (2003 - $1.2 million) being credited to capital (Note 6). The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

11. ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unitholders:

Distributions on issued units	$/Unit	Amount
Three months ended December 31, 2002	$ 0.488	$ 19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
Year ended December 31, 2003	1.950	$ 121,338
Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447
Year ended December 31, 2004	1.950	$ 176,741
Accumulated distributions	$ 4.388	$ 317,104

12. INCOME TAXES

The Trust and Other Non-Corporate Entities
The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income that is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2004 or 2003.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes. These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets. The Trust and other non-corporate entities had the following tax pools:

	2004	2003
Canadian oil and gas property expense	$ 3,843	$ -
Undepreciated capital cost	64,635	-
Canadian development expenditures	1,148	45,332
Tax losses carried forward	577	10,734
Share issue costs	14,357	1,080
	$ 84,560	$ 57,146

Corporate Subsidiaries
The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2004 and 2003 relating to the following:

	2004	2003
Capital assets in excess of tax value	$ 221,592	$ 176,962
Asset retirement obligations	(15,939)	(8,217)
Financial derivatives	(3,884)	-
Finance expense charged to unitholders' equity	(2,146)	(3,041)
Tax losses carried forward	(6,086)	(4,613)
	$ 193,537	$ 161,091

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2004	2003
Net earnings before taxes	$ 40,396	$ 44,692
Statutory income tax rate	39.64%	41.08%
Expected income tax expense	$ 16,012	$ 18,359
Add (deduct) the tax effect of:		
Non-deductible crown charges	14,651	11,553
Non-deductible compensation expense	2,911	-
Net income attributed to the Trust	(14,041)	-
Resource allowance	(11,793)	(12,221)
Effect of change in tax rates and other	(6,366)	(22,841)
Alberta Royalty Tax Credit	(203)	(146)
Future income tax expense (recovery)	1,171	(5,296)
Capital tax expense	2,535	2,386
Total tax expense (recovery)	$ 3,706	$ (2,910)

13. FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate. The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following currency financial contracts for 2005:

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400-CDN$1.3905	January 1, 2005 - December 31, 2005
US$2,000,000	CDN$1.2400-CDN$1.3625	January 1, 2005 - June 30, 2005
US$2,000,000	CDN$1.2000-CDN$1.3605	July 1, 2005 - December 31, 2005

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas-Collars (AECO)		
5,000 GJ	CDN$5.00-$7.80	November 1, 2004-March 31, 2005
20,000 GJ	CDN$7.00-$11.00	November 1, 2004-March 31, 2005
5,000 GJ	CDN$6.20-$12.50	November 1, 2004-March 31, 2005
5,000 GJ	CDN$7.00-$11.25	November 1, 2004-March 31, 2005
15,000 GJ	CDN$6.00-$8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-$9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$4.00-$5.00-$8.50	November 1, 2004-March 31, 2005
10,000 GJ	CDN$5.00-$6.00-$8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)		
5,000 GJ	CDN$6.00 +85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)		
5,000 GJ (Purchased by Acclaim)	CDN$9.00-$11.50	November 1, 2004-March 31, 2005
Natural Gas-Calls Sold (AECO)		
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005
Crude Oil-Collars (WTI)		
1,000 bbl	US$32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)		
1,000 bbl	US$20.00-$24.00-$30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-$27.00-$35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-$34.00-$43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-$38.00-$51.00	April 1, 2005-June 30, 2005
Crude Oil-Fixed (WTI)		
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006

500 bbl	US$40.10	January 1, 2005-December 31, 2006

Crude Oil-Call Spreads (WTI)

500 bbl (Purchased by Acclaim)	US$41.00-$48.00	July 1, 2005-December 31, 2005

Alberta Power - Fixed Price Contracts (Alberta Power Pool)

2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2004 (Note 2)	$ 11,180	$ (11,180)	$ -
Amortization	(8,362)	-	8,362
Unrealized loss on financial derivatives	-	(2,731)	2,731
Balance, December 31, 2004	$ 2,818	$ (13,911)	$ 11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

14. NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2004	2003
Weighted average units outstanding	88,877	59,920
Units issuable on conversion of exchangeable shares	706	776
Basic weighted average units and exchangeable shares outstanding	89,583	60,696
Dilutive impact of Restricted and Performance Units	780	-
Dilutive impact of options	-	202
Diluted weighted average units outstanding	90,363	60,898

Net earnings in the net earnings per basic unit calculation has been reduced by interest on convertible debentures of $4.7 million in 2004 (2003 - $3.8 million) and dividends on preferred shares of $nil million in 2004 (2003 - $0.9 million). Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

15. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has the following commitments:

($000s)	2005	2006	2007	2008	2009 and thereafter
Office lease	$ 1,092	$ 1,092	$ 1,092	$ 1,092	$ 1,092
Transportation	715	714	703	695	4,031
	$ 1,807	$ 1,806	$ 1,795	$ 1,787	$ 5,123

16. CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim's emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

>>

For further information: J. Paul Charron, President and Chief Executive Officer, (403) 539-6300 or Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, Toll Free: 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;

Index of Releases

ACCLAIM
Energy Trust

NEWS RELEASE

March 29, 2005

ACCLAIM ENERGY TRUST FILES 2004 STATEMENT OF RESERVES DATA; MD&A AND FINANCIALS

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust today filed with the securities regulatory authorities in Canada its Statement of Reserves Data for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information. The filing which is made on the System for Electronic Document Analysis and Retrieval ("SEDAR") includes the statement of reserves data, dated as of December 31, 2004, the reports of its independent qualified reserves evaluator, Gilbert Laustsen Jung Associates Ltd (GLJ), and the related report of management and directors, all of which are included in the Trust's annual information form dated March 24, 2005.

Acclaim also announces that it has filed the Management Discussion and Analysis and Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003. Acclaim previously announced its results for the Fourth Quarter 2004 and year ended December 31, 2004 in a press release dated March 10, 2005.

An electronic copy of these documents may be obtained on Acclaim's SEDAR profile at www.sedar.com or on the Acclaim website at www.acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

Attention Business/Financial Editors:

File No. 82-34789

Acclaim Energy Trust announces monthly distribution

CALGARY, March 18 /CNW/ - (AE.UN - TSX) - Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on April 20, 2005 to unitholders of record on March 31, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on March 29, 2005.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 12.2 percent, based on a March 17 closing price of $15.99 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 30 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For further information: Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

Index of Releases

Attention Business Editors:

File No. 82-34789

Acclaim Energy Trust to release 2004 year-end results and provides conference call details

CALGARY, March 7 /CNW/ - (AE.UN - TSX) - Acclaim Energy Trust announced that it will release its operating and financial results for 2004 and its year-end reserves, following the close of markets on Thursday, March 10, 2005.

Acclaim will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, March 11, 2005 to discuss the results and the Trust's outlook. The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).

Acclaim Energy Trust 2004 and 4th Quarter Results Conference Call:
Toll-Free across North America: 1-877-461-2814
Within Toronto and area: 416-695-5261

A recorded playback of the call will also be made available until March 29:
Toll-free across North America: 1-888-509-0081
Within Toronto and area: 416-695-5275

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

For further information: Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

Index of Releases

File No. 82-34789

Computershare

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

NOTICE OF MEETING

February 25, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: <Acclaim Energy Trust (the "Corporation")

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	00433B201
4.	Record Date	:	March 23, 2005
5.	Meeting Date	:	May 12, 2005
6.	Meeting Location	:	Calgary, AB

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")
Lori Ross
Assist. Trust Officer
Corporate Trust
Ph: (403) 267-6569
Fax: (403) 267-6598

Attention Business Editors:

File No. 82-34789

Acclaim Energy Trust to present at the FirstEnergy East Coast Canadian Energy Conference in New York

CALGARY, Feb. 25 /CNW/ - Notification of live webcast event:

Acclaim Energy Trust
Live webcast presentation
Wednesday, March 2, 2005, 9:24 AM ET

To listen and view this online event, please visit:

http://www.firstenergy.com/NY05/ae_un.htm

The presentation will be available in an archived version at this link for 30 days following the live presentation.
%SEDAR: 00003563E

For further information: on the webcast please visit www.firstenergy.com or contact: J. Paul Charron, President and CEO, Acclaim Energy Trust, (403) 539-6330;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

Index of Releases

Attention Business/Financial Editors:

File No. 82-34789

Acclaim Energy Trust announces monthly distribution

CALGARY, Feb. 17 /CNW/ - (AE.UN - TSX)- Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on March 18, 2005 to unitholders of record on February 28, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on February 24, 2005.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 12.3 percent, based on a February 16 closing price of $15.86 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 29 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For further information: please contact Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

Index of Releases

File No. 82-34789

ACCLAIM

Energy Trust

NEWS RELEASE

February 15, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MANAGEMENT CHANGE

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust announced that Mr. Brent Defosse, VP, Production and Chief Operating Officer, has left the company.

Mr. Mark Fitzgerald, MBA, P.Eng., formerly VP, Engineering, has assumed responsibility for Acclaim's operations as VP Operations, reporting to Paul Charron, President and Chief Executive Officer.

Mr. Fitzgerald joined Acclaim in August 2003 as District Production Manager for Acclaim's Western district and was later promoted to VP, Engineering. Prior to joining Acclaim, he was Director of Corporate Development and Manager, Operations for Dominion Energy for five years and previously was with Chevron Canada and Chevron U.S.A.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.